Filed Pursuant to Rule 424(b)5
                                                  File No. 333-47246


PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED OCTOBER 11, 2000)

                                 [HORIZON LOGO]

                                4,800,000 Shares

                             HORIZON OFFSHORE, INC.

                                  Common Stock
                                $ 18.50 per share

                               ------------------

     We are selling 3,800,000 shares of our common stock and the selling stockholders named in this prospectus supplement are selling 1,000,000 shares. We will not receive any proceeds from the sale of the shares by the selling stockholders. Some of the selling stockholders have granted the underwriters an option to purchase up to 720,000 additional shares of common stock to cover over-allotments.

     Our common stock is quoted on the Nasdaq National Market under the symbol "HOFF." The last reported sale price of our common stock on the Nasdaq National Market on February 15, 2001, was $19.00 per share.

                               ------------------

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 5 OF THE ACCOMPANYING PROSPECTUS.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               ------------------

                                         PER SHARE        TOTAL
                                         ---------    ------------
Public Offering Price                    $   18.50    $ 88,800,000
Underwriting Discount                    $   0.925    $  4,440,000
Proceeds to Horizon Offshore, Inc.,
  before expenses                        $  17.575    $ 66,785,000
Proceeds to the selling stockholders,
  before expenses                        $  17.575    $ 17,575,000

                The underwriters expect to deliver the shares to
                   purchasers on or about February 22, 2001.

                               ------------------

                               JOINT LEAD MANAGERS

Salomon Smith Barney                                            Raymond James

                               ------------------

Morgan Keegan & Company, Inc.                                  Simmons & Company
                                                                  International

February 15, 2001

       [GRAPHICS DEPICTING THE OPERATION OF MARINE CONSTRUCTION VESSELS]

1996
Horizon Offshore
commences operations
with two pipelay/pipebury
vessels.

1997
Horizon assembles
new leadership with
operational expertise
and established
customer
relationships.

Acquires five new vessels,
expands operations and
increases personnel to meet
strong demand in core Gulf of
Mexico market.

1998
Horizon completes
IPO in April for
$68.8 million, and first
international projects in
Trinidad and Venezuela.

Relocates marine base
operations to Port Arthur,
Texas to expand and
enhance project execution
in Central and Western
Gulf of Mexico.

Fleet grows to nine
vessels, and services
expand into salvage and
installation market.

1999
Horizon completes its
largest project to date, the
Diana HOOPS pipeline.

Forms alliance with
industry leader Cal Dive,
expands market share, and
strengthens executive and
international management.

Acquires the Pacific
Horizon and the Brazos
Horizon to bring the
Company's fleet to 11
vessels.

2000
Horizon completes the
installation of Ecuador's
first offshore production
platform.

Upgrades the Pacific Horizon
from 800-ton to 1,000-ton
lift capacity and enhances
operating capabilities of four
other Horizon vessels.

Expands operations into
Mexico with two major
projects in the Cantarell
field, including pipelay,
pipebury and heavy lift.

Strategic focus to expand
scope of international
projects.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS OR THE DOCUMENTS INCORPORATED BY REFERENCE IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THE RESPECTIVE DOCUMENTS. OUR BUSINESS, FINANCIAL CONDITIONS, RESULTS OF OPERATIONS AND PROSPECTS MAY HAVE CHANGED SINCE THAT DATE.
                               ------------------

                                TABLE OF CONTENTS

                              PROSPECTUS SUPPLEMENT

                                                                            PAGE
                                                                            ----

Summary .................................................................    S-1
Forward-Looking Statements ..............................................    S-5
Common Stock Price Range ................................................    S-5
Dividend Policy .........................................................    S-6
Capitalization ..........................................................    S-6
Use of Proceeds .........................................................    S-6
Selected Consolidated Financial and
  Operating Data ........................................................    S-7
Management's Discussion and Analysis of Financial Condition and Results
  of Operations .........................................................    S-8
Industry Conditions .....................................................   S-12
Business ................................................................   S-13
Management ..............................................................   S-18
Selling Stockholders ....................................................   S-20
Underwriting ............................................................   S-21
Legal Matters ...........................................................   S-23
Experts .................................................................   S-23
Index To Financial Statements ...........................................    F-1

                                   PROSPECTUS

About This Prospectus ...................................................      3
Where You Can Find More Information .....................................      3
Forward-Looking Statements ..............................................      4
The Company .............................................................      4
Risk Factors ............................................................      5
Ratio of Earnings to Fixed Charges ......................................      7
Use Of Proceeds .........................................................      8
Description Of Common Stock .............................................      8
Description Of Preferred Stock ..........................................     11
Description Of Depository Shares ........................................     12
Description Of Debt Securities ..........................................     13
Selling Stockholders ....................................................     20
Plan Of Distribution ....................................................     20
Legal Matters ...........................................................     21
Experts .................................................................     21

                                     SUMMARY

     THIS SUMMARY INFORMATION HIGHLIGHTS SELECTED INFORMATION CONTAINED ELSEWHERE IN OR INCORPORATED BY REFERENCE INTO THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. THIS SUMMARY MAY NOT CONTAIN ALL THE INFORMATION THAT IS IMPORTANT TO YOU. THE TERMS "HORIZON," THE "COMPANY," "WE," "US" AND "OUR" AS USED IN THIS PROSPECTUS SUPPLEMENT REFER TO HORIZON OFFSHORE, INC., INCLUDING OUR SUBSIDIARIES.

                                   OUR COMPANY

     We provide marine construction services to the offshore oil and gas industry. We operate primarily in the U.S. Gulf of Mexico, and have recently expanded our operations to offshore Mexico and Central and South America. Our marine fleet consists of eleven vessels, ten of which are currently operational. We have also established alliances and joint ventures with selected offshore service and energy companies to broaden the range of services we offer our customers, participate in the ultra-deepwater market and expand our operations internationally. The primary services we provide include:

     o installing pipelines and smaller diameter rigid and coiled-line pipe in water depths up to 850 feet;

     o  providing pipebury, hook-up and commissioning services; and

     o installing production platforms and other structures, and then abandoning and salvaging them at the end of their life cycles.

                                 OUR BUSINESS STRATEGY

     Our business strategy is to enhance our position as a leading provider of marine construction services. We intend to achieve this goal by:

     o MAINTAINING OUR FOCUS IN THE GULF OF MEXICO. We intend to maintain our focus in the U.S. Gulf of Mexico because of our strong competitive position and established customer base in this market area, coupled with the positive near-term outlook for new marine construction activity in the Gulf.

     o EXPANDING INTO NEW GEOGRAPHIC MARKET AREAS. We intend to selectively increase our operations offshore Mexico and Central and South America. We also intend to expand the operating capabilities of our vessels to better allow them to compete in other international markets, including offshore West Africa. These areas have operating characteristics similar to the Gulf, our management team has extensive prior experience in these areas and many of our current customers in the Gulf are active off the coasts of Central and South America and West Africa. In addition, we believe that operating in these areas will provide a counter-seasonal balance to our domestic operations.

     o INCREASING THE OPERATING CAPABILITIES OF OUR FLEET. We intend to continue to expand our fleet capabilities through cost effective vessel upgrades, modifications and acquisitions, in order to provide a wider range of marine construction services. We believe that the ability to offer a wider range of marine construction services in all of our market areas is an important component in providing superior execution and strengthening our customer relationships.

     o BUILDING ALLIANCES AND JOINT VENTURE ARRANGEMENTS. We intend to pursue additional alliance and joint venture arrangements with domestic and internationally recognized contractors and service providers in order to expand our customer base, improve our operating capabilities and enlarge our geographic scope of operations. We believe these arrangements will enhance our ability to obtain new contracts and strengthen our customer relationships.

     o DELIVERING SUPERIOR EXECUTION. Our management team has been able to attract and retain experienced personnel who we believe provide our customers with the best project execution in our industry. We intend to continue to improve our execution by focusing on ways to improve asset and personnel utilization, economies of scale, flexibility and responsiveness to project requirements and more efficient construction and production methods that result in cost savings. We also intend to further develop and expand the use of integrated information technologies to facilitate financial control, project costing and asset utilization.

                               RECENT DEVELOPMENTS

     FOURTH QUARTER 2000 FINANCIAL RESULTS. On January 30, 2001, we announced our results for the quarter ended December 31, 2000 and fiscal year 2000. For the quarter ended December 31, 2000, we reported revenues of $51.8 million, net income of $1.4 million, or $0.07 per share, and EBITDA of $6.9 million, compared with revenues of $16.9 million, a net loss of ($2.8) million, or ($0.15) per share, and EBITDA of ($596,000) for the quarter ended December 31, 1999. For fiscal year 2000, we reported revenues of $160.5 million, net income of $6.4 million, or $0.33 per share, and EBITDA of $24.5 million, compared to revenues of $89.0 million, net income of $1.7 million, or $0.09 per share, and EBITDA of $15.5 million for fiscal year 1999.

     We currently have a strong backlog for new pipelay projects, including increased activity in our core domestic market as well as expansion into international markets. For the year ended December 31, 2000, we completed a total of 98 projects and our backlog stood at approximately $50 million, compared to approximately $10 million at December 31, 1999. This increase in backlog is especially significant given that demand for our services are typically lowest during the fourth quarter due to adverse weather conditions.

     CAL DIVE JOINT VENTURE. On January 26, 2001, we signed a letter of intent with Cal Dive International, Inc. to form a joint venture, which would be 50% owned by us, to perform deepwater reel pipelaying projects in the U.S. Gulf of Mexico. We believe that a joint venture with an experienced subsea development contractor like Cal Dive will expand our operating capabilities and facilitate participating in the deepwater market segment. We will jointly manage and staff the joint venture with Cal Dive. The joint venture would charter the SEA SORCERESS, a 374 foot vessel with 10,000 ton deck load capacity that is being converted to a dynamically positioned multi-service vessel, and other vessels from Cal Dive on an as-needed basis to perform deepwater small diameter pipelaying projects. The joint venture will require an estimated capital expenditure of approximately $15 million, of which we will pay 50%, to design, construct and install the reel pipelay equipment to be used to perform pipelaying operations. We also intend to construct a spooling facility to support the joint venture and other reel pipelaying requirements at our marine base in Port Arthur, Texas at an estimated cost of $2.5 million to us.

     VESSEL UPGRADES AND REFURBISHMENTS. During 2000, we upgraded several of our vessels in order to expand the range of services we offer, allowing us to better compete in our markets. We increased the tension capacity of the LONESTAR HORIZON, the GULF HORIZON and the BRAZOS HORIZON, which allows them to install larger diameter pipelines at greater water depths. We also increased the burial capacity of the CANYON HORIZON, our dedicated bury barge, which as one of only two dedicated pipebury barges operating in the U.S. Gulf of Mexico has larger capacity to bury pipelines efficiently and to greater depths than any other vessel in the Gulf. We also upgraded the PACIFIC HORIZON'S lift capacity from 800 to 1,000 tons, which allows it to perform larger installation projects, and we expanded the Atlantic Horizon's living quarters to provide greater operating flexibility.

     OPERATING HIGHLIGHTS. We were awarded several large projects during 2000, including two major projects for an affiliate of Petroleos Mexicanos (Pemex), the Mexican national oil company. We completed a substantial portion of our initial Pemex project for the construction of six pipelines in the Cantarell Field, which represented our entry into the offshore Mexico market, and began construction on our second Pemex project. This project includes the installation, bury, hook-up and commissioning of seven pipelines in the Cantarell Field. In 2000, we also completed a project offshore Ecuador and several other larger projects in the U.S. Gulf of Mexico, including installation of 22 miles of 20-inch gas pipeline as part of the Hickory Pipeline Lateral Project and a four-bundle pipelay project which required laying four pipelines simultaneously. Additionally, in 2000, as a result of our dedication to our health, safety and environmental program, we achieved our lowest ever total recordable incident rate while increasing man hours 33% over the prior year.

                                  THE OFFERING

Common stock offered by Horizon......................    3,800,000 shares

Common stock offered by the selling stockholders.....    1,000,000 shares

     Total...........................................    4,800,000 shares

Common stock outstanding after the offering(1).......    22,734,800 shares

Use of proceeds......................................    Our net proceeds from this offering
                                                         will be approximately $66.3 million.
                                                         We intend to use:

                                                          o approximately $30 million to reduce our
                                                            debt;

                                                          o approximately $10 million related to
                                                            the proposed Cal Dive joint venture;
                                                            and

                                                          o the remainder for general corporate
                                                            purposes, including funding capital
                                                            expenditures to expand our operating
                                                            capabilities and make potential
                                                            vessel acquisitions.

                                                         We will not receive any proceeds from
                                                         the sale of our common stock by the
                                                         selling stockholders.

Nasdaq National Market symbol........................    HOFF

------------

(1) Does not include approximately two million shares subject to options outstanding that have been granted pursuant to our stock incentive plan.

                        SUMMARY HISTORICAL FINANCIAL DATA

     The following summary historical financial data for each of the years ended December 31, 1997 through 1999 has been derived from our audited consolidated financial statements. The summary historical financial data for the nine months ended September 30, 1999 and 2000 has been derived from our unaudited interim consolidated financial statements. Such unaudited interim financial data reflects all adjustments (consisting only of normally recurring accruals) which our management considers necessary to present fairly the financial information for such period. The information shown in the table below may not be indicative of our future results, and the results of operations for the interim periods are not necessarily indicative of results for a full year. You should read the information below together with our consolidated financial statements and our other information included in or incorporated by reference in this prospectus supplement.

                                         NINE MONTHS ENDED
                                           SEPTEMBER 30,         YEAR ENDED DECEMBER 31,
                                        -------------------   ------------------------------
                                          2000       1999       1999       1998       1997
                                        --------   --------   --------   --------   --------
                                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Contract revenues....................   $108,780   $ 72,079   $ 89,015   $119,802   $ 36,144
Costs of contract revenues...........     90,848     54,866     72,181     91,961     30,104
                                        --------   --------   --------   --------   --------
        Gross profit.................     17,932     17,213     16,834     27,841      6,040
Selling, general and administrative
  expenses...........................      6,808      6,746      9,043      8,120      2,788
                                        --------   --------   --------   --------   --------
        Operating income.............     11,124     10,467      7,791     19,721      3,252
Other:
        Interest expense.............     (5,644)    (4,164)    (5,759)    (3,000)    (1,703)
        Interest income..............        232        319        480        187         84
        Gain on sale of asset........          6         10         10         20        614
        Other income (expense), net..        (43)       164        158         17         29
                                        --------   --------   --------   --------   --------
Net income before income taxes and
  cumulative effect of accounting
  change.............................      5,675      6,796      2,680     16,945      2,276
Provision for income taxes...........      2,087      2,347      1,001      4,485      --
                                        --------   --------   --------   --------   --------
Net income before a cumulative effect
  of accounting change...............      3,588      4,449      1,679     12,460      2,276
Cumulative effect of accounting
  change, net of taxes...............      1,381      --         --         --         --
                                        --------   --------   --------   --------   --------
Net income...........................   $  4,969   $  4,449   $  1,679   $ 12,460   $  2,276
                                        ========   ========   ========   ========   ========
Net income per share before
  cumulative effect of accounting
  change.............................   $   0.19   $   0.24   $   0.09   $   0.69   $   0.17
Cumulative effect of accounting
  change.............................       0.07      --         --         --         --
                                        --------   --------   --------   --------   --------
Net income per share -- basic and
  diluted............................   $   0.26   $   0.24   $   0.09   $   0.69   $   0.17
                                        ========   ========   ========   ========   ========
STATEMENT OF CASH FLOWS DATA:
Net cash provided by operating
  activities.........................   $  3,794   $  5,410   $ 15,705   $ 10,481   $  3,491
Net cash used in investing
  activities.........................   $(17,493)  $(22,724)  $(26,475)  $(79,267)  $(28,306)
Net cash provided by financing
  activities.........................   $ 12,485   $ 11,006   $  9,238   $ 75,589   $ 25,011
OTHER NON-GAAP FINANCIAL DATA:
EBITDA(1)............................   $ 17,639   $ 16,129   $ 15,533   $ 24,206   $  4,897
OTHER FINANCIAL DATA:
Depreciation and amortization........   $  6,552   $  5,488   $  7,574   $  4,448   $  1,002
Capital expenditures.................   $ 17,236   $ 18,947   $ 24,396   $ 95,725   $ 38,267

                                             AS OF SEPTEMBER 30, 2000           DECEMBER 31,
                                           ----------------------------    ----------------------
                                            ACTUAL       AS ADJUSTED(2)      1999          1998
                                           --------      --------------    --------      --------
BALANCE SHEET DATA:
Working capital......................      $  9,519         $ 35,804       $  3,978      $ 12,661
Property and equipment, net..........      $177,365         $179,865       $163,353      $145,680
Total assets.........................      $241,901         $278,186       $202,401      $193,669
Long-term debt, including current
  maturities.........................      $ 93,148         $ 63,148       $ 68,986      $ 62,268
Stockholders' equity.................      $102,419         $168,704       $ 97,100      $ 94,460

------------

(1) We calculate EBITDA as earnings before net interest expense, income taxes, depreciation and amortization. EBITDA is a supplemental financial measurement we use to evaluate our business. We believe that EBITDA provides supplemental information about our ability to meet future requirements for debt service, capital expenditures and working capital. It is not intended to depict funds available for reinvestment or other discretionary uses. We believe factors that should be considered by investors in evaluating EBITDA include, but are not limited to, trends in EBITDA as compared to cash flow from operations, debt service requirements and capital expenditures. Our measurement of EBITDA may not be comparable to EBITDA as calculated by other companies. Further, you should not consider EBITDA in isolation as an alternative to, or more meaningful than, net income, cash flow provided by operations or any other measure of performance determined in accordance with generally accepted accounting principles as an indicator of our profitability or liquidity.

(2) As adjusted to give effect to the application of the estimated net proceeds from the offering.

                           FORWARD-LOOKING STATEMENTS

     This prospectus supplement, the accompanying prospectus and other information incorporated by reference in this prospectus supplement contain forward-looking statements which involve risks and uncertainties. Statements that are not historical facts are forward-looking statements. Forward-looking statements can sometimes be identified by our use of forward-looking words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan" and similar expressions. These statements are based on the beliefs and assumptions of our management and on information currently available to us.

     Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions. Our future results and stockholder value may differ significantly from those expressed in or implied by the forward-looking statements contained in this prospectus supplement, the accompanying prospectus and in the information incorporated by reference in this prospectus supplement. Many of the factors that will determine these results and values are beyond our ability to control or predict. We caution you that a number of important factors could cause actual results to be very different from and worse than our expectations expressed in or implied by any forward-looking statement. Some of these factors are listed under "Risk Factors" and elsewhere in or incorporated by reference into this prospectus supplement and the accompanying prospectus. You should not place undue reliance on these forward-looking statements, which are based only on our current expectations. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to publicly update any of them in light of new information or future events.

                            COMMON STOCK PRICE RANGE

     Our common stock is traded on the Nasdaq National Market under the symbol "HOFF." The following table sets forth the high and low closing sales prices per share of our common stock, as reported by the Nasdaq National Market, for the periods shown:

                                                                LOW       HIGH
                                                              -------   --------
2001:
     First Quarter (through February 15, 2001) ............   $ 16.50   $  20.75

2000:
     Fourth Quarter .......................................   $ 13.75   $  19.75
     Third Quarter ........................................   $ 14.00   $  19.13
     Second Quarter .......................................   $  6.32   $  17.56
     First Quarter ........................................   $  4.94   $   9.94

1999:
     Fourth Quarter .......................................   $  4.63   $   7.78
     Third Quarter ........................................   $  7.00   $   9.44
     Second Quarter .......................................   $  6.19   $   8.31
     First Quarter ........................................   $  4.50   $   7.44

See the cover page of this prospectus supplement for a recent price of our common stock. As of February 13, 2001, there were 28 record holders of our common stock.

                                 DIVIDEND POLICY

     We intend to retain all of the cash our business generates to fund future growth and meet our working capital requirements. We do not plan to pay cash dividends on our common stock in the foreseeable future. In addition, our debt agreements prevent us from paying dividends or making other distributions to our stockholders.

                                 CAPITALIZATION

     The following table sets forth our capitalization at September 30, 2000 and as adjusted to give effect to the application of the estimated net proceeds from the offering. The table should be read in conjunction with our consolidated financial statements and other financial data incorporated by reference in this prospectus supplement.

                                                      AS OF SEPTEMBER 30, 2000
                                                      -------------------------
                                                        ACTUAL      AS ADJUSTED
                                                      ----------    -----------
                                                            (IN THOUSANDS,
                                                         EXCEPT SHARE AMOUNTS)

Long-term debt, including current maturities ......   $   93,148    $    63,148
Stockholders' equity:
     Preferred stock, $1 par value; 5,000,000
       shares authorized, none issued and
       outstanding ................................         --             --
     Common stock, $1 par value; 35,000,000
       shares authorized; 19,845,804 shares
       issued(1); 23,645,804 shares issued
       as adjusted ................................        9,139         12,939
Additional paid-in capital ........................       88,081        150,566
Retained earnings .................................       11,804         11,804
Treasury stock, 1,007,032 shares ..................       (6,605)        (6,605)
                                                      ----------    -----------
          Total stockholders' equity ..............      102,419        168,704
                                                      ----------    -----------
          Total capitalization ....................   $  195,567    $   231,852
                                                      ==========    ===========

------------

(1) Does not include approximately two million shares subject to options outstanding that have been granted pursuant to our stock incentive plan.

                                 USE OF PROCEEDS

     We will receive approximately $66.3 million from this offering after deducting the underwriting discount and estimated expenses. We intend to use approximately $30 million to reduce indebtedness under our term loan with The CIT Group, Inc., approximately $10 million related to the proposed Cal Dive joint venture, and the remainder for general corporate purposes, including funding capital expenditures to expand our operating capabilities and make potential vessel acquisitions.

     We will not receive any proceeds from the sale of our common stock by the selling stockholders.

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

     The following selected consolidated financial and operating data for each of the years ended December 31, 1997 through 1999 has been derived from our audited consolidated financial statements. The selected consolidated financial data for the nine months ended September 30, 1999 and 2000 has been derived from our unaudited interim consolidated financial statements. Such unaudited interim financial data reflects all adjustments (consisting only of normally recurring accruals) which our management considers necessary to present fairly the financial information for such period. The information shown in the table below may not be indicative of our future results, and the results of operations for the interim periods are not necessarily indicative of results for a full year. You should read the information below together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and our other information included in or incorporated by reference in this prospectus supplement.

                                          NINE MONTHS ENDED
                                            SEPTEMBER 30,                 YEAR ENDED DECEMBER 31,
                                        ----------------------      ------------------------------------
                                          2000          1999          1999          1998          1997
                                        --------      --------      --------      --------      --------
                                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND OPERATING DATA)
INCOME STATEMENT DATA:
Contract revenues....................   $108,780      $ 72,079      $ 89,015      $119,802      $ 36,144
Costs of contract revenues...........     90,848        54,866        72,181        91,961        30,104
                                        --------      --------      --------      --------      --------
    Gross profit.....................     17,932        17,213        16,834        27,841         6,040
Selling, general and administrative
  expenses...........................      6,808         6,746         9,043         8,120         2,788
                                        --------      --------      --------      --------      --------
    Operating income.................     11,124        10,467         7,791        19,721         3,252
Other:
    Interest expense.................     (5,644)       (4,164)       (5,759)       (3,000)       (1,703)
    Interest income..................        232           319           480           187            84
    Gain on sale of asset............          6            10            10            20           614
    Other income (expense), net......        (43)          164           158            17            29
                                        --------      --------      --------      --------      --------
Net income before income taxes and
  cumulative effect of accounting
  change.............................      5,675         6,796         2,680        16,945         2,276
Provision for income taxes...........      2,087         2,347         1,001         4,485         --
                                        --------      --------      --------      --------      --------
Net income before a cumulative effect
  of accounting change...............      3,588         4,449         1,679        12,460         2,276
Cumulative effect of accounting
  change, net of taxes...............      1,381         --            --            --            --
                                        --------      --------      --------      --------      --------
Net income...........................   $  4,969      $  4,449      $  1,679      $ 12,460      $  2,276
                                        ========      ========      ========      ========      ========
Net income per share before
  cumulative effect of accounting
  change.............................   $   0.19      $   0.24      $   0.09      $   0.69      $   0.17
Cumulative effect of accounting
  change.............................       0.07         --            --            --            --
                                        --------      --------      --------      --------      --------
Net income per share -- basic and
  diluted............................   $   0.26      $   0.24      $   0.09      $   0.69      $   0.17
                                        ========      ========      ========      ========      ========
STATEMENT OF CASH FLOWS DATA:
Net cash provided by operating
  activities.........................   $  3,794      $  5,410      $ 15,705      $ 10,481      $  3,491
Net cash used in investing
  activities.........................   $(17,493)     $(22,724)     $(26,475)     $(79,267)     $(28,306)
Net cash provided by financing
  activities.........................   $ 12,485      $ 11,006      $  9,238      $ 75,589      $ 25,011
OTHER NON-GAAP FINANCIAL DATA:
EBITDA(1)............................   $ 17,639      $ 16,129      $ 15,533      $ 24,206      $  4,897
OTHER FINANCIAL DATA:
Depreciation and amortization........   $  6,552      $  5,488      $  7,574      $  4,448      $  1,002
Capital expenditures.................   $ 17,236      $ 18,947      $ 24,396      $ 95,725      $ 38,267
OPERATING DATA:
Number of vessels operating at end of
  period.............................         10            10            10             8             2
Barge days(2)........................      1,640         1,260         1,548         1,654           568
Miles of pipe laid...................        126           169           190           220           125

                                           AS OF SEPTEMBER 30, 2000             DECEMBER 31,
                                         ----------------------------      ----------------------
                                          ACTUAL       AS ADJUSTED(3)        1999          1998
                                         --------      --------------      --------      --------
BALANCE SHEET DATA:
Working capital......................    $  9,519         $ 35,804         $  3,978      $ 12,661
Property and equipment, net..........    $177,365         $179,865         $163,353      $145,680
Total assets.........................    $241,901         $278,186         $202,401       193,669
Long-term debt, including current
  maturities.........................    $ 93,148         $ 63,148         $ 68,986      $ 62,268
Stockholders' equity.................    $102,419         $168,704         $ 97,100      $ 94,460

------------

(1) We calculate EBITDA as earnings before net interest expense, income taxes, depreciation and amortization. EBITDA is a supplemental financial measurement we use to evaluate our business. We believe that EBITDA provides supplemental information about our ability to meet future requirements for debt service, capital expenditures and working capital. It is not intended to depict funds available for reinvestment or other discretionary uses. We believe factors that should be considered by investors in evaluating EBITDA include, but are not limited to, trends in EBITDA as compared to cash flow from operations, debt service requirements and capital expenditures. Our measurement of EBITDA may not be comparable to EBITDA as calculated by other companies. Further, you should not consider EBITDA in isolation as an alternative to, or more meaningful than, net income, cash flow provided by operations or any other measure of performance determined in accordance with generally accepted accounting principles as an indicator of our profitability or liquidity.

(2) Number of days vessels are offshore performing services, in transit or waiting on inclement weather, while under contract.

(3) As adjusted to give effect to the application of the estimated net proceeds from the offering.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with our consolidated financial statements included in this prospectus supplement and incorporated by reference in the accompanying prospectus. The following information contains forward-looking statements, which are subject to risks and uncertainties. Should one or more of these risks or uncertainties materialize, actual results may differ from those expressed or implied by the forward-looking statements.

GENERAL

     We provide marine construction services to the oil and gas industry primarily in the Gulf of Mexico and selected international locations. Our marine fleet installs offshore pipelines to transport oil and gas from newly installed production platforms and other subsea production systems, and installs and salvages production platforms and other marine structures.

     Our present management team assumed its current role in 1997 and has aggressively expanded our operations. We now have a fleet of eleven vessels capable of providing a full range of pipeline and derrick services in varying water depths. We currently operate ten of these vessels, consisting of five pipelay/pipebury barges, a dedicated pipebury barge, two derrick barges and two diving support vessels.

     The demand for offshore construction services in the Gulf depends largely on the condition of the oil and gas industry and, in particular, the level of capital expenditures by oil and gas companies for developmental construction. These expenditures are influenced by:

     o  prevailing oil and gas prices;

     o  expectations about future demand and prices;

     o the cost of exploring for, producing and developing oil and gas reserves;

     o  the discovery rates of new oil and gas reserves;

     o sale and expiration dates of offshore leases in the United States and abroad;

     o  political and economic conditions;

     o  governmental regulations; and

     o  the availability and cost of capital.

Historically, oil and gas prices and the level of exploration and development activity have fluctuated substantially, impacting the demand for pipeline and marine construction services.

     Factors affecting our profitability include competition, equipment and labor productivity, contract estimating, weather conditions and the other risks inherent in marine construction. The marine construction industry in the Gulf is highly seasonal as a result of weather conditions with the greatest demand for these services occurring during the second and third calendar quarters of the year.

RESULTS OF OPERATIONS

     The discussion below describes our results of operations. Improvements in the marine construction business are reflected in our results for the nine months ended September 30, 2000. We believe our enhanced equipment capabilities have strengthened our competitive position. We have been awarded several large projects during 2000 which demonstrates our reputation for superior execution and the confidence that our customers have in our abilities. In 2000, we mobilized our 500-ton derrick barge, the ATLANTIC HORIZON, and our pipelay barge, the GULF HORIZON, to begin work on the construction of a major project for Pemex. This project is for the construction of six pipelines in the Cantarell Field and represented our entry into Mexico. We have completed a substantial portion of this initial project and have begun construction on our second Pemex project which includes the installation, bury, hook-up and commissioning of seven pipelines in the Cantarell Field. We believe that these projects are important milestones in the execution of our international strategy and further enhance our reputation in the international market. We will continue to pursue international construction projects in Mexico, as well as Central and South America and West Africa. We also completed several other larger projects in the Gulf of Mexico in 2000, including a four-bundle pipelay project which required laying four pipelines simultaneously. Our backlog of work was approximately $50 million as of December 31, 2000.

NINE MONTHS ENDED SEPTEMBER 30, 2000 COMPARED TO THE NINE MONTHS ENDED SEPTEMBER 30, 1999

     CONTRACT REVENUES. Contract revenues were $108.8 million for the nine months ended September 30, 2000, compared to $72.1 million for the nine months ended September 30, 1999. Our revenues for the first nine months of 2000 increased 50.9% compared to the same period last year due to the projects in Mexico and higher utilization of our vessels in the Gulf of Mexico. Our two projects in Mexico contributed approximately $32 million in revenues during the nine months ended September 30, 2000.

     GROSS PROFIT. Gross profit was $17.9 million (16.5% of contract revenues) for the first nine months of 2000, compared to a gross profit of $17.2 million (23.9% of contract revenues) for the same period of 1999. The decrease in gross profit as a percentage of revenue was attributable to lower margins previously bid on jobs due to competitive market conditions.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses were $6.8 million (6.2% of contract revenues) for the nine months ended September 30, 2000, compared to $6.7 million (9.4% of contract revenues) for the same period of 1999. The percentage decrease was primarily due to the increase in revenues without a corresponding increase in selling, general and administrative expenses. We believe that our current levels of general and administrative support are capable of supporting increased operating levels without corresponding increases in our selling, general and administrative expenses.

     INTEREST EXPENSE. Interest expense for the nine months ended September 30, 2000 was $5.6 million net of $0.3 million of interest capitalized. Interest expense was $4.2 million for the nine months ended September 30, 1999, net of $0.8 million of interest capitalized.

     OTHER INCOME. Included in other income is interest income on cash investments for the nine months ended September 30, 2000 and 1999 of $232,000 and $319,000, respectively.

     INCOME TAXES. We use the liability method of accounting for income taxes. For the nine months ended September 30, 2000, we recorded a federal income tax provision of $2.1 million, at a net effective rate of 36.8% on a pre-tax income of $5.7 million. For the same period last year, we recorded a federal income tax provision of $2.3 million, at a net effective rate of 34.5% on pre-tax income of $6.8 million.

     CUMULATIVE EFFECT OF ACCOUNTING CHANGE. We recorded a cumulative effect of $1.4 million, or $0.07 per share, net of taxes of $0.7 million related to changing depreciation methods from straight-line to the units-of-production method effective January 1, 2000. See Note 2 of the notes to consolidated financial statements.

     NET INCOME. Net income was $5.0 million, or $0.26 per share, basic and diluted, for the nine months ended September 30, 2000, which includes the effect of a cumulative adjustment of $1.4 million, or $0.07 per share, related to a change in accounting principle. Net income for the nine months ended September 30, 1999 was $4.4 million, or $0.24 per share, basic and diluted.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO THE YEAR ENDED DECEMBER 31, 1998

     CONTRACT REVENUES. Contract revenues were $89.0 million for 1999 compared to $119.8 million for 1998. Revenues for 1999 decreased due to reduced demand for offshore construction services. We operated ten vessels in 1999, compared to eight vessels operating in December 1998. We laid 190 miles and buried 155 miles of pipe of various diameters and in various water depths in the Gulf during 1999, compared to approximately 220 miles laid and 210 miles buried in 1998. We recognized $3.2 million in revenues in 1999 and $4.9 million in 1998 for the STEPHANITURM charter to DSND.

     GROSS PROFIT. Gross profit was $16.8 million (18.9% of contract revenues) for 1999 as compared to a gross profit of $27.8 million (23.2% of contract revenues) for 1998. Lower gross profit for 1999 was primarily attributable to the lower level of offshore construction and the intense price competition for pipeline projects. We recognized gross profit of $2.0 million in 1999 and $4.1 million in gross profit in 1998 from the STEPHANITURM charter to DSND.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased to $9.0 million (10.1% of contract revenues) for 1999 from $8.1 million (6.8% of contract revenues) for 1998, primarily due to expenses associated with our fleet expansion. The percentage increase was primarily due to the decrease in revenues while selling, general and administrative expenses increased.

     INTEREST EXPENSE. Interest expense was $5.8 million, net of $0.8 million interest capitalized for 1999, compared to interest expense of $3.0 million, net of $1.3 million interest capitalized for 1998. Total outstanding debt was $79.3 million at December 31, 1999 compared to $69.9 million at year end 1998. The outstanding debt increased during 1999 as a result of increasing debt to fund vessel acquisitions and improvements.

     INTEREST INCOME AND OTHER. Interest income and other consisted of $480,000 of interest income, $127,000 of insurance proceeds and $31,000 of miscellaneous income for 1999. Interest income and other consisted of $187,000 of interest income and $17,000 of miscellaneous income for 1998.

     INCOME TAXES. We use the liability method of accounting for income taxes. We recorded a deferred federal income tax expense of $1.0 million, at a net effective rate of 37.4% on pre-tax income of $2.7 million in 1999. This compares with a total provision of $4.5 million for 1998 at a net effective rate of 26.5% due to operating loss carryforwards from previous years. As of December 31, 1999, we had net operating loss carryforwards of approximately $34.2 million which begin to expire in 2012. See Note 7 of the notes to the consolidated financial statements.

     NET INCOME. Net income was $1.7 million or $0.09 per share for the year ended December 31, 1999 compared to net income of $12.5 million or $0.69 per share for the year ended December 31, 1998. The reduction of net income is primarily the result of reduced demand for offshore construction in the Gulf during 1999.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO THE YEAR ENDED DECEMBER 31, 1997

     The 1998 operating results are not comparable to 1997 results due to substantial growth in the size and operating capabilities of our fleet. The vessel acquisitions expanded our operating capabilities and increased the operating cost structure in 1998. The aggregate amount of selling, general and administrative expenses increased to support this growth.

     CONTRACT REVENUES. Contract revenues were $119.8 million for 1998 compared to $36.1 million for 1997. Revenues increased because we operated two vessels, the AMERICAN HORIZON and the CAJUN HORIZON, for the entire year in 1997 compared to eight vessels in operation by June 1998. All eight vessels were operational for the last six months of 1998. Severe weather conditions in the Gulf in the third quarter of 1998 caused construction and scheduling delays and adversely impacted equipment productivity and profit margins. We laid 220 miles and buried 210 miles of pipe of various diameters and in various water depths in the Gulf during 1998 compared to approximately 125 miles of pipe laid and buried in 1997. In 1998, we recognized $4.9 million in revenues from the charter hire of the STEPHANITURM to DSND.

     GROSS PROFIT. Gross profit was $27.8 million (23.2% of contract revenues) for 1998 as compared to a gross profit of $6.0 million (16.7% of contract revenues) for 1997. Higher revenues and gross profit for 1998 were primarily attributable to the increased number of vessels that were deployed during this period. In 1998, we recognized $4.1 million in gross profit from the STEPHANITURM charter to DSND.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased to $8.1 million (6.8% of contract revenues) for 1998 from $2.8 million (7.7% of contract revenues) for 1997 primarily due to the addition of personnel and other expenses associated with the growth and fleet expansion. The percentage decrease was primarily due to the significant increase in revenues without a commensurate increase in selling, general and administrative expenses.

     INTEREST EXPENSE. Interest expense was $3.0 million, net of $1.3 million interest capitalized for 1998 and $1.7 million, net of $0.3 million interest capitalized for 1997. The total outstanding debt was

$69.9 million at December 31, 1998 compared to $39.8 million at year end 1997. The outstanding debt increased significantly during the fourth quarter of 1997 and throughout 1998 as a result of the vessel acquisitions and improvements and the acquisition of the marine base in Port Arthur, Texas. The increase in indebtedness was partially offset by the repayment of $23.8 million of outstanding Subordinated Notes from the initial public offering proceeds.

     GAIN ON SALE OF ASSETS. In December 1998, we sold our marine base in Houma, Louisiana to an unaffiliated third party for $0.8 million in cash resulting in a $20,000 gain. In February 1997, we sold one of our vessels to an unaffiliated third party for $3.3 million cash resulting in a $0.6 million gain.

     INCOME TAXES. Horizon uses the liability method of accounting for income taxes. We utilized net operating loss carryforwards that offset income taxes in 1997 and at least partially offset income taxes in 1998. We recorded federal income tax expense of $4.5 million, at a net effective rate of 26.5% on pre-tax income of $16.9 million in 1998. We did not have a valuation allowance at December 31, 1998 due to taxable income for 1998. For 1997, both pre-tax and net income were $2.3 million, as no income tax expense was recorded due to net operating loss carryforwards. A valuation allowance was established to offset the net deferred tax assets, including those related to carryforwards, to the extent they were not realizable through the sale of appreciated assets at December 31, 1997. See Note 7 of the notes to the consolidated financial statements.

     NET INCOME. Net income was $12.5 million or $0.69 per share for the year ended December 31, 1998 compared to net income for 1997 of $2.3 million or $0.17 per share. The increase in net income is primarily the result of the significant increase in revenues and gross profit generated by our expanded fleet.

LIQUIDITY AND CAPITAL RESOURCES

     Our primary liquidity needs are to fund improvements or additions to our fleet and provide working capital to support our expanded operations. We had working capital of $9.5 million at September 30, 2000 compared to working capital of $4.0 million at December 31, 1999 and working capital of $12.7 million at December 31, 1998. The increase in working capital was primarily the result of an increase in contract receivables. We intend to use a portion of the proceeds from this offering for general working capital purposes that will provide additional working capital pending use for other purposes.

     Cash provided by operations was $3.8 million for the nine months ended September 30, 2000 and $5.4 million for the nine months ended September 30, 1999. Cash provided by operations was $15.7 million for 1999, $10.5 million for 1998 and $3.5 million for 1997. The improvement in cash provided by operations during 1999 was the result of a decline in working capital attributable to decreases in accounts receivable and costs in excess of billings. We had working capital of $9.5 million at September 30, 2000 and $4.0 million at December 31, 1999. Reduced demand for offshore construction in 1999 caused revenues to decrease from $119.8 million in 1998 to $89.0 million in 1999, and caused a decline in working capital.

     In December 1998, we entered into a term loan agreement with The CIT Group, Inc. providing for a $60 million term loan at a rate of LIBOR plus 2.65%. In December 1998, we borrowed $50 million. During 1999, our term loan was amended to increase the amount that could be borrowed to $83.3 million, and we borrowed an additional $33.3 million. Outstanding borrowings under our term loan at December 31, 2000 was $76.3 million, which was borrowed at various dates. The first advance of $50.0 million under our term loan is due in 84 monthly principal installments of $463,000, the second advance of $5.0 million is due in 84 monthly principal installments of $46,000, the third advance of $13.8 million is due in 84 monthly principal installments of $128,000, the fourth advance of $14.5 million is due in 73 monthly principal installments of $154,000 and the fifth advance of $8.0 million is due in 59 monthly principal installments of $96,000 beginning January 30, 2001. The remaining principal balance is due at the end of the 84 months. Under our term loan, our total borrowings currently require a $887,000 monthly principal payment. Our term loan is secured by mortgages on all owned vessels. We intend to use a portion of the proceeds from this offering to reduce our debt under the term loan.

     We have a $30 million revolving credit facility with Wells Fargo Bank. At September 30, 2000, we had $12.7 million outstanding and an additional $3.2 million available under the revolving credit facility. Outstanding borrowings bear interest at LIBOR plus 2.0% and are secured by accounts receivable from customers. The revolving credit facility matures on December 31, 2001. As of January 11, 2001, we had $4.9 million outstanding borrowings and an additional $8.5 million available under the borrowing base calculation. The revolving credit facility is available to provide working capital to support our operating activities and international expansion efforts.

     Our term loan and revolving credit facility require that certain conditions be met in order for us to obtain advances. Our term loan is secured by mortgages on all owned vessels. Our revolving credit facility is secured by accounts receivable. Advances under our current credit facility may be obtained in accordance with a borrowing base defined as a percentage of accounts receivable balances. Both the term loan and revolving credit facility contain customary defaults and require us to maintain certain financial ratios. The term loan and revolving credit facility also contain certain covenants that limit our ability to incur additional debt, pay dividends, create certain liens, sell assets and make capital expenditures. We were in compliance with all loan covenants as of September 30, 2000.

     Capital expenditures during 2000 totaled $19.3 million compared with $24.4 million for 1999. We made capital expenditures during 2000 primarily to complete improvements to our existing fleet.

     Current maturities of long-term debt were $12.5 million as of December 31, 2000. We believe that cash generated from operations and this offering, together with available borrowings under our revolving credit facility, will be sufficient to fund the planned capital projects and working capital requirements in 2001. Planned capital expenditures for 2001 are estimated to total approximately $24 million. Our strategy, however, is to make other acquisitions, to expand our operating capabilities and expand into selected international areas. To the extent we are successful in identifying acquisition and expansion opportunities and have expanded our market share in those areas, we may require additional equity or debt financing depending on the size of any transaction.

                               INDUSTRY CONDITIONS

     Our operating results are directly tied to industry demand for our services, most of which are performed on the outer continental shelf in the Gulf and recently offshore Mexico, and, to a lesser degree, seasonal impact. Demand for our services is primarily a function of the level of oil and gas activity in our market areas. Due to the time required to drill a well and fabricate a production platform, demand for our services usually lags exploratory drilling by six to eighteen months. The strong market conditions, including energy commodity prices, rising rig count and construction permitting trends, indicate the likelihood of demand increases. We believe our operating results are significantly affected by improvements in market conditions, our enhanced fleet capabilities and our management expertise.

     Secondarily, the marine construction industry in the Gulf of Mexico historically has been highly seasonal with contracts typically awarded in the spring and early summer and performed before the onset of adverse weather conditions in the winter. The scheduling of much of our work is affected by weather conditions and many projects are performed within a relatively short period of time. We intend to partially offset the seasonality of our core operations in the Gulf by pursuing select international expansion opportunities in counter-seasonal markets, such as offshore Central and South America and West Africa. The locations of these regions provide a counter-seasonal balance to our domestic operations which will offset pressure on our first and fourth quarter earnings. In addition, the similar operating environments and geographic proximity of these regions enable us to compete profitably in these markets.

                                    BUSINESS

GENERAL

     We provide marine construction services to the offshore oil and gas industry. We operate primarily in the U.S. Gulf of Mexico, and have recently expanded our operations to Mexico and Central and South America. We have also established alliances and joint ventures with selected offshore service and energy companies to broaden the range of services we offer our customers, participate in the ultra-deepwater market, and expand our operations internationally. Our marine fleet consists of eleven vessels, ten of which are currently operational. The primary services we provide include installing pipelines and smaller diameter rigid and coiled-line pipe in water depths up to 850 feet, providing pipebury, hook-up and commissioning services and installing production platforms and other structures and then abandoning and salvaging them at the end of their life cycles. We believe that our expanded fleet allows us to compete in the Gulf for substantially all pipeline installation projects in shallow water depths of 200 feet and less and most projects in intermediate water depths of between 200 and 850 feet.

     We are a leading provider of marine construction services in the Gulf of Mexico. We expanded our operations to offshore Mexico in 2000 and also performed a project offshore Ecuador. We laid 183 miles of pipe and buried 133 miles of pipe of various diameters in various depths during 2000. We can install and bury pipelines with an outside diameter (including concrete coating) of up to 48 inches and smaller diameter pipe in water depths up to 850 feet. During 2000, we also installed/removed 40 offshore platforms. We can install platforms of up to 1,000 tons using our derrick barges. In 2000, we performed a total of 93 contracts.

     Our highly specialized pipelay and pipebury vessels, the AMERICAN HORIZON, CANYON HORIZON, CAJUN HORIZON, BRAZOS HORIZON, LONE STAR HORIZON and GULF HORIZON install and bury pipelines of various diameters. Our pipelay vessels employ conventional S-lay technology, which is appropriate for operating on the U.S. outer continental shelf and in many international areas. Conventional pipeline installation involves the sequential assembly of pieces of pipe through an assembly line of welding stations that run the length of the pipelay vessel. Welds are then tested and coated on the deck of the pipelay barge. The pipe is then supported off the stern and into the water via a ramp that is referred to as a "pontoon" or "stinger." During 2000, we increased the tension capacity of the LONESTAR HORIZON, the GULF HORIZON and the BRAZOS HORIZON, which provides our vessels with greater operating capabilities and the ability to install larger diameter pipelines at greater water depths. The ramp supports the pipe to some distance under the water and prevents over-stressing as it curves into a horizontal position downward toward the sea floor. The barge is then moved forward by its anchor winches and the pipeline is laid on the sea floor. The suspended pipe forms an elongated "S" shape as it undergoes a second bend above the contact point on the sea floor. During the pipelay process, divers regularly inspect the pipeline to ensure that there are no obstructions on the sea floor, that the ramp is providing proper support and that the pipeline is settling correctly.

     In early 2000, we equipped most of our vessels operating in the Gulf with diving gear to support our surface diving personnel. These divers will inspect the pipeline as it is being laid, monitor the bury activities, connect pipelines to production platforms and assist the derrick barges in the installation and removal of structures. The addition of surface diving operations allows us to further control scheduling and reduce operating costs.

     Pipelines installed on the outer continental shelf or located in water depths of 200 feet or less are required by the regulations of the United States Department of Interior's Minerals Management Service to be buried at least three feet below the sea floor. Jet sleds towed behind pipelay/pipebury barges are used to bury pipelines on smaller pipe installation projects. Towed jet sleds are less likely to damage the pipeline being laid or any existing pipelines that the pipeline may cross. Towed jet sleds use a high pressure stream of water which is pumped from the barge to create a trench into which the pipe is then laid. For larger pipe burying projects, or where deeper trenching is required, we use the CANYON HORIZON, our dedicated bury barge. During 2000, we increased its burial capacity. It is one of two pipebury barges operating in the Gulf and can bury pipelines more efficiently and to greater depths than any other vessel in the Gulf. We match our burying approach to the requirements of each specific contract by using the CANYON HORIZON for burying larger projects and our towed jet sleds behind pipelay barges for burying smaller projects.

     Our fleet also includes the PEARL HORIZON, a multi-purpose vessel. This vessel performs diving support services such as connecting pipelines to platforms and other pipelines (tie-ins), filling pipelines with water under pressure to test for tensile strength (hydrostatic testing) and commencing production from a platform (commissioning services). The PEARL HORIZON'S capabilities were also modified to permit it to tow other vessels.

     We install and remove or salvage offshore fixed platforms. We have substantially expanded our operating capabilities in this market area. We constructed a derrick barge, the PACIFIC HORIZON, which commenced operations in March 1999, to complement the ATLANTIC HORIZON that we acquired in June 1998. During 2000, we expanded the living quarters of the ATLANTIC HORIZON. The PACIFIC HORIZON'S lift capacity was upgraded to 1,000 tons in February 2000 to allow it to perform larger installation projects. Derrick barges are equipped with cranes designed to lift and place platforms, structures or equipment into position for installation. In addition, they can be used to disassemble and remove platforms and prepare them for salvage or refurbishment. We also have an alliance with Cal Dive International, Inc. to provide Cal Dive with greater derrick barge and heavy lift capacity when structures to be removed for salvage exceed the capacity of Cal Dive's equipment. We believe that the need to salvage platforms in the Gulf will increase as older structures are decommissioned and are required to be removed pursuant to regulatory requirements that require the removal of inactive platforms.

     Our customers award contracts by means of a highly competitive bidding process. In preparing a bid, we must consider a variety of factors, including estimated time necessary to complete the project, and the location and duration of current and future projects. We have placed a strong emphasis on the sequential structuring of scheduled work in adjacent areas. Sequential scheduling reduces mobilization and de-mobilization time and cost associated with each project and increases profitability. We employ core groups of experienced offshore personnel that work together on particular types of projects to increase our bidding accuracy. We often obtain the services of workers outside our core employee groups by subcontracting with other parties. Our management examines the results of each bid submitted, reevaluates bids, and implements a system of controls to maintain and improve the accuracy of the bidding process. The accuracy of the various estimates in preparing a bid is critical to our profitability.

     Our contracts are typically of short duration, being completed in periods as short as several days to periods of up to several months for projects involving our larger pipelay vessels. We perform most of our projects on a fixed-price or lump sum basis, although a few projects are performed on a cost-plus basis. Under a fixed-price contract, the price stated in the contract is subject to adjustment only for change orders placed by the customer. As a result, we are responsible for all cost overruns. Furthermore, our profitability under a fixed-price contract is reduced when the task takes longer to complete than estimated. Similarly, our profitability will be increased if we can perform the task ahead of schedule. Under cost-plus arrangements, we receive a specified fee in excess of direct labor and material cost and are protected against cost overruns, but do not benefit directly from improved performance.

MARINE EQUIPMENT

     The following table describes our marine vessels:

                                                                                        MAXIMUM    MONTH AND
                                                                           MAXIMUM      PIPELAY       YEAR         DATE
               VESSEL                        VESSEL TYPE        LENGTH   DERRICK LIFT   DIAMETER    ACQUIRED     DEPLOYED
-------------------------------------   ---------------------   ------   ------------   --------   ----------   ----------
                                                                (FEET)    (TONS)        (INCHES)
American Horizon.....................   Pipelay/Pipebury         180        --             18       Feb. 1996    Apr. 1996
Cajun Horizon........................   Pipelay/Pipebury         140        --             12       Jun. 1996    Jul. 1996
Lone Star Horizon....................   Pipelay/Pipebury         320        --             48       Nov. 1997    Jan. 1998
Gulf Horizon.........................   Pipelay/Pipebury         350        --             42       Jul. 1997    Feb. 1998
Brazos Horizon.......................   Pipelay/Pipebury         210        --             18       Apr. 1999     May 1999
Pearl Horizon........................   Diving Support Vessel    184        --           --         Oct. 1997    Apr. 1998
Stephaniturm.........................   Diving Support Vessel    230        --              4       Apr. 1998     May 1998
Canyon Horizon.......................   Pipebury                 330        --           --         Nov. 1997    Jun. 1998
Atlantic Horizon.....................   Derrick Barge            420          550        --         Jun. 1998    Jun. 1998
Pacific Horizon......................   Derrick Barge            350        1,000        --          May 1998    Mar. 1999
Phoenix Horizon......................   Derrick/Pipelay          300          250          24       Jul. 1997     --(1)

------------

(1) Will not be deployed until needed for international operations.

     We own all of our marine vessels and have placed mortgages on them to secure our term loan. Under governmental regulations and our insurance policies, we are required to maintain the vessels in accordance with standards of seaworthiness, safety and health prescribed by governmental regulations and applicable vessel classification societies. We believe we are in compliance with all governmental regulations and insurance policies regarding the operation and maintenance of our vessels.

     In the normal course of our operations, we also lease or charter other vessels, such as diving support vessels, tugboats, cargo barges, utility boats and support vessels.

SAFETY AND QUALITY ASSURANCE

     We are concerned with the safety and health of our employees and maintain a stringent safety assurance program to reduce the possibility of costly accidents. Our health, safety and environmental department establishes guidelines to ensure compliance with all applicable state and federal safety regulations. It also provides training and safety education through new employee orientations, which include first aid and CPR training. In addition, prospective employees must submit to alcohol and drug testing. After each accident or other health or safety occurrence, we promptly collect data concerning the incident, perform further investigations, and evaluate our safety procedures to help prevent similar incidents. We believe that our safety program and commitment to quality are vital to attracting and retaining customers and employees and controlling costs.

CUSTOMERS

     Our customers have primarily been the oil and gas companies operating on the U.S. outer continental shelf. In 2000, we also began two major projects for Pemex and completed a project offshore Ecuador. In 2000, we provided offshore marine construction services to approximately 58 customers. Pemex accounted for 36.1% of our revenues for the year 2000. Our management team concentrates on maintaining close relationships with engineering firms that manage the award and provision of marine construction services for many of the independent oil and gas producers.

     We do not believe that our revenues depend on any one customer. The level of construction services required by any particular customer depends on the size of that customer's capital expenditure budget devoted to construction plans in a particular year. Consequently, customers that account for a significant portion of contract revenues in one fiscal year may represent an immaterial portion of contract revenues in subsequent fiscal years. Our contracts are typically of short duration, being completed in periods as short as several days to several months.

BACKLOG

     As of December 31, 2000, our backlog supported by written agreements amounted to approximately $50 million, compared to our backlog at December 31, 1999 of approximately $10 million. Backlog is typically lower in the fourth and first quarters of the year due to the seasonality and weather conditions in the Gulf during the winter months. As we continue to expand our operations in international market areas, where projects tend to have longer lead times and result in earlier awards, our backlog may increase. We do not consider backlog amounts to be a reliable indicator of future revenues because most of our projects in the Gulf are expected to be awarded and performed within a relatively short period of time.

SEASONALITY, CYCLICALITY AND FACTORS AFFECTING DEMAND

     The marine construction industry in the Gulf historically has been highly seasonal with contracts being awarded in the spring and early summer and performed before the onset of adverse weather conditions in the winter. The scheduling of much of our work is affected by weather conditions and other factors, and many projects are performed within a relatively short period of time. We intend to offset partially the seasonality of our operations in the Gulf by continuing our international expansion.

     The level and volatility of oil and gas prices have a strong effect on exploration and production activities offshore which ultimately affect the demand for our services. Capital expenditures of oil and gas companies are influenced by:

     o  the price of oil and gas and industry perception of future prices;

     o  the ability of the oil and gas industry to access capital;

     o  the cost of exploring for, producing and delivering oil and gas;

     o sale and expiration dates of offshore leases in the United States and abroad;

     o  discovery rates of new oil and gas reserves in offshore areas; and

     o  local and international political and economic conditions.

INSURANCE

     Our operations are subject to the inherent risks of offshore marine activity, including accidents resulting in the loss of life or property, environmental mishaps, mechanical failures and collisions. We insure against these risks at levels we believe are consistent with industry standards. We believe that our insurance should protect us against the cost of replacing any of our vessels that are lost and most other offshore risks. However, certain risks are either not insurable or insurance is available only at rates that are not economical. We cannot assure that any such insurance will be sufficient or effective under all circumstances or against all hazards to which we may be subject.

COMPETITION

     The offshore marine construction industry is highly competitive. Competition is influenced by such factors as price, availability and capability of equipment and personnel, and reputation and experience of management. Contracts for work in the Gulf of Mexico are typically awarded on a competitive bid basis one to three months prior to commencement of operations. Customers usually request bids from companies they believe are technically qualified to perform the project. Our marketing staff contacts offshore operators known to have projects scheduled to ensure an opportunity to bid for these projects. Although we believe customers consider, among other things, the availability and technical capabilities of equipment and personnel, the condition of equipment and the efficiency and safety record of the contractor, price is the primary factor in determining which qualified contractor is awarded the contract. Because of the lower degree of complexity and capital costs involved in shallow water marine construction activities, there are a number of companies with one or more pipelay barges capable of installing pipelines in shallow water. We currently compete in the Gulf in water depths of 200 feet or less primarily with Global Industries, Ltd., Torch, Inc. and a few other smaller contractors. In projects in water depths of 200 feet or more or where a higher degree of complexity is involved, competition generally is limited to Global Industries, McDermott International, Inc., and from time to time other international companies that may have vessels operating in the Gulf.

We compete primarily with Global Industries, McDermott and Offshore Specialty Fabricators, Inc. for the installation and removal of production platforms. We believe that our reputation, experienced management and competitive pricing are key advantages.

     Internationally, the marine construction industry is dominated by a small number of major international construction companies and government owned or controlled companies that operate in specific areas or on a joint venture basis with one or more of the major international construction companies.

REGULATION

     Many aspects of the offshore marine construction industry are subject to extensive governmental regulation. Our United States operations are subject to the jurisdiction of the United States Coast Guard, the National Transportation Safety Board and the Customs Service, as well as private industry organizations such as the American Bureau of Shipping. The Coast Guard and the National Transportation Safety Board set safety standards and are authorized to investigate vessel accidents and recommend improved safety standards, and the Customs Service is authorized to inspect vessels at will.

     We are required by various governmental and quasi-governmental agencies to obtain permits, licenses and certificates in connection with our operations. We believe that we have obtained or will be able to obtain, when required, all permits, licenses and certificates necessary to conduct our business.

     In addition, we depend on the demand for our services from the oil and gas industry and, therefore, our business is affected by laws and regulations, as well as changing taxes and policies relating to the oil and gas industry. In particular, the exploration and development of oil and gas properties located on the outer continental shelf of the United States is regulated primarily by the Minerals Management Service. The Minerals Management Service must approve and grant permits in connection with drilling and development plans submitted by oil and gas companies. Delays in the approval of plans and issuance of permits by the Minerals Management Service because of staffing, economic, environmental or other reasons could adversely affect our operations by limiting demand for marine construction services.

     Certain of our employees are covered by provisions of the Jones Act, the Death on the High Seas Act and general maritime law. These laws make liability limits under state workers' compensation laws inapplicable and permit these employees to bring suit for job related injuries with generally no limits on our potential liability.

ENVIRONMENTAL REGULATION

     Our operations are affected by numerous federal, state and local laws and regulations relating to protection of the environment, including the Outer Continental Shelf Lands Act, the Federal Water Pollution Control Act of 1972 and the Oil Pollution Act of 1990. The technical requirements of these laws and regulations are becoming increasingly complex and stringent, and compliance is becoming increasingly difficult and expensive. Certain environmental laws provide for "strict liability" for remediation of spills and releases of hazardous substances and some provide liability for damages to natural resources or threats to public health and safety. Sanctions for noncompliance may include revocation of permits, corrective action orders, administrative or civil penalties, and criminal prosecution. It is possible that changes in the environmental laws and enforcement policies, or claims for damages to persons, property, natural resources or the environment could result in substantial costs and liabilities to Horizon. Our insurance policies provide liability coverage for sudden and accidental occurrences of pollution and/or clean-up and containment of the foregoing in amounts that we believe are comparable to policy limits carried by others in the offshore construction industry.

EMPLOYEES

     As of December 31, 2000, we had approximately 467 employees, including approximately 280 operating personnel and approximately 187 corporate, administrative and management personnel. These employees are not unionized or employed pursuant to any collective bargaining agreement or any similar agreement. We believe our relationship with our employees is good.

     Our ability to expand operations and meet increased demand for our services depends on our ability to increase our work force. A significant increase in the wages paid by competing employers could result in a reduction in the skilled labor force, and/or increases in the wage rates paid. If either of these occurs to the extent such wage increases could not be passed on to our customers, our growth and profitability could be impaired.

PROPERTIES

     Our corporate headquarters is located in Houston, Texas, in approximately 67,900 square feet of leased space under a lease which expires in 2008.

     We operate our marine support base and storage facility for marine structures that may be salvaged by our marine fleet from approximately 23 acres with approximately 6,000 feet of waterfront on a peninsula in Sabine Lake near Port Arthur, Texas with direct access to the Gulf. The facility has more than 3,000 feet of deepwater access for docking barges and vessels.

                                   MANAGEMENT

     The executive officers and directors of Horizon are as follows:

                NAME                     AGE                    POSITION WITH HORIZON
                ----                     ---                    ---------------------
James Devine.........................    42     Chairman of the Board
Bill J. Lam..........................    34     President, Chief Executive Officer and Director
David W. Sharp.......................    47     Executive Vice President and Chief Financial Officer
R. Clay Etheridge....................    46     Executive Vice President and Chief Operating Officer
James K. Cole........................    53     Senior Vice President
Edward L. Moses(1)...................    64     Director
Jonathan D. Pollock(1)(2)............    37     Director
Michael R. Latina....................    28     Director
Derek Leach(2).......................    50     Director

------------

(1) Member of compensation committee

(2) Member of audit committee

     Our Board of Directors has set the number of directors at six. Our certificate of incorporation divides our Board of Directors into three classes. The members of each class serve for three years, with one class to be elected at our annual meeting of stockholders. The terms of Jonathan Pollock and Bill Lam expire in 2001, Michael Latina and Derek Leach in 2002, and James Devine and Edward Moses in 2003. Each director serves until the end of his term or until his successor is elected and qualified.

     Mr. Devine has served as our Chairman of the Board and has been an employee of the Company since October 1999. He has been a director of the Company since 1998 and a commercial consultant to the oil and gas industry since 1996. From 1994 to 1996, Mr. Devine served as Corporate Vice President and General Counsel of Coflexip Stena Offshore Group, S.A. Mr. Devine has, since December 2000, been a director of Grant Geophysical, Inc., a seismic data acquisition company.

     Mr. Lam has served as our President and Chief Executive Officer since December 1997. From July 1997 to November 1997, Mr. Lam was our Vice
President -- Operations. Prior to being employed by us, Mr. Lam held various supervisory positions for the following providers of marine construction services to the offshore oil and gas industry: Lowe Offshore, Inc. (from January 1997 to July 1997), J. Ray McDermott, S.A. (from January 1995 to January 1997), and OPI International, Inc. (from August 1990 to January 1995).

     Mr. Sharp has served as our Executive Vice President and Chief Financial Officer since December 1997. From October 1996 to November 1997, Mr. Sharp was Vice President -- Finance. He held various positions from January 1995 to October 1996 with McDermott, including world-wide project leader for the implementation of accounting and financial systems. He was controller-Atlantic Division and Director of Management Information of OPI International from November 1990 to January 1995.

     Mr. Etheridge has served as our Executive Vice President and Chief Operating Officer since September 1999. Prior to joining us, Mr. Etheridge served as Vice President of International Operations for Global Industries from March 1997 to September 1999. Mr. Etheridge has held executive management positions with McDermott in southeast Asia, and OPI International, with responsibility for Gulf of Mexico and West African operations, and served as project manager for Heerema Marine Contractors.

     Mr. Cole has served as our Senior Vice President since December 1997. From November 1996 to November 1997, Mr. Cole was Vice President -- Human Resources and Risk Management. He was manager of corporate safety and health of McDermott from January 1995 to September 1996 and director of corporate health, safety and environment for OPI International from April 1991 to January 1995. On the advice of counsel, Mr. Cole filed a voluntary petition for personal bankruptcy in July 1997.

     Mr. Moses has been involved in managing his personal investments since April 2000. Previously, Mr. Moses served as the President and Chief Executive Officer of Prime Natural Resources, Inc., an oil exploration company, from January 1998 until April 2000 and as a consultant to our executive management from January 1998 until December 1999. Mr. Moses served as Senior Vice
President -- Engineering and Production of DeepTech International Inc. from 1992 until January 1998 and as managing director of Deepwater Systems from August 1993 to January 1998.

     Mr. Pollock served as our Chairman of the Board from our inception until October 1999. Mr. Pollock has been employed for more than five years by Elliott Management Corporation, an affiliate of our principal stockholders, as a portfolio manager. He is also manager of the London office of Elliott Management Corporation. Mr. Pollock is a director of Prime Natural Resources and Grant Geophysical, Inc. He is also Chairman of the Board of Odyssea Marine, Inc., a diversified marine services and independent power producer.

     Mr. Latina has been a director of the Company since February 2000 and a portfolio manager of the oil and gas investments for Elliott Management Corporation since January 1998. Previously, he was employed as an analyst for Elliott Management Corporation from February 1996 to December 1997 and as an investment banker for Bear, Stearns & Co., Inc. from August 1994 to February 1996. Mr. Latina is a director of Prime Natural Resources, Odyssea Marine, Grant Geophysical and Intedyne, L.L.C., a provider of drilling tools to the oil and gas industry. He is also a director of Baycorp Holdings, Inc., an independent wholesale generator of electricity, and Houston Street Exchange, Inc., an online trading exchange for energy commodities.

     Mr. Leach has been a director of the Company since February 2000 and Project Director of Petrodrill Engineering since February 1998. He has approximately 23 years of experience in the subsea construction business during which time he has worked for Coflexip Stena Offshore Group, S.A., Whartom Williams Taylor and Vickers Oceanics. From 1996 to 1998, Mr. Leach was the Senior Executive Vice President of Coflexip Stena Offshore and was responsible for worldwide subsea construction activity and offshore vessel and equipment operations. From 1995 to 1996, he was Coflexip Stena's Senior Vice President -- North Sea Operations and Offshore Resources.

                              SELLING STOCKHOLDERS

     Highwood Partners, L.P. and Elliott International, L.P., each of which is selling common stock in this offering, have owned shares of our common stock since our inception. Certain members of the management of Highwood Partners are also associated with the management of Elliott International. Elliott International was known as Westgate International, L.P. until December 31, 2000.

     The table below sets forth the beneficial ownership of our common stock by the selling stockholders as of February 1, 2001, as well as the amounts of our common stock that each selling stockholder will own upon completion of this offering:

                                                         PERCENTAGE OF                     PERCENTAGE OF
                                          NUMBER OF       OUTSTANDING                       OUTSTANDING
                                            SHARES       COMMON STOCK                      COMMON STOCK
                                         BENEFICIALLY    BENEFICIALLY       NUMBER OF      BENEFICIALLY
                                         OWNED PRIOR      OWNED PRIOR     SHARES BEING      OWNED UPON
                                            TO THE          TO THE           OFFERED        COMPLETION
        SELLING STOCKHOLDERS               OFFERING        OFFERING         FOR SALE        OF OFFERING
        --------------------             ------------    -------------    -------------    -------------
Highwood Partners, L.P. .............     4,812,500(1)       24.6%            358,071            17.2%
Elliott International, L.P. .........     4,812,500(2)       24.6             358,071            17.2
James Devine.........................       386,480(3)        2.0              69,820             1.4
Bill J. Lam..........................       363,091(3)(4)     1.9              69,820(5)          1.3
David W. Sharp.......................       303,206(3)(4)     1.6              52,758(5)          1.1
James K. Cole........................       194,765(3)(4)     1.0              70,392(5)           *
Joseph R. Greer......................        50,751(3)(4)      *                7,037(5)           *
Thomas N. Whittington................        51,416(3)(4)      *                7,037(5)           *
John B. Frazier......................        29,097(3)(4)      *                3,497(5)           *
Robert D. Peltier....................        26,932(3)(4)      *                3,497(5)           *

------------

 *  Less than 1.0%

(1) Includes 429,220 shares owned by Messrs. Lam, Sharp, Cole, Greer, Whittington, Frazier and Peltier as to which Highwood Partners has voting power as a result of the continuing security interest in the shares securing the promissory notes described in Note (5), below.

(2) Includes 429,220 shares owned by Messrs. Lam, Sharp, Cole, Greer, Whittington, Frazier and Peltier as to which Elliott International has voting power as described in Note (1), above.

(3) Includes presently exercisable options to purchase 60,000, 53,331, 37,666, 17,665, 15,331, 15,996, 11,497 and 9,332 shares of common stock owned by
    Messrs. Devine, Lam, Sharp, Cole, Greer, Whittington, Frazier and Peltier, respectively.

(4) Voting power for these shares other than the options to purchase shares described in Note (3), above is held by Highwood Partners and Elliott International as described in Notes (1) and (2), above.

(5) Messrs. Lam, Sharp, Cole, Greer, Whittington, Frazier and Peltier are members of our management team who purchased shares of our common stock from Highwood Partners and Elliott International in 1997. Each of these selling stockholders purchased the shares by executing and delivering to both Highwood Partners and Elliott International a promissory note that is secured by a continuing security interest in the shares. Each of these selling stockholders is selling these shares only in order to use the net proceeds to pay all amounts owed to Highwood Partners and Elliott International under the notes, plus amounts estimated to be sufficient to pay taxes due for the year ending December 31, 2001 in connection with the sale of the shares.

     If the underwriters exercise their over-allotment option, Highwood Partners and Elliott International will sell up to an additional 720,000 shares pursuant to that option.

     See the accompanying prospectus and information incorporated by reference for additional information regarding our relationship with the selling stockholders.

                                  UNDERWRITING

     Salomon Smith Barney Inc., Raymond James & Associates, Inc., Morgan Keegan & Company, Inc. and Simmons & Company International are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we and the selling stockholders have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter's name.

                                         NUMBER OF
UNDERWRITER                                SHARES
-----------                              ----------
Salomon Smith Barney Inc.............    2,160,000
Raymond James & Associates, Inc......    1,440,000
Morgan Keegan & Company, Inc.........      480,000
Simmons & Company International......      720,000
Total................................    4,800,000
                                         ---------

     The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares, other than those covered by the over-allotment option described below, if they purchase any of the shares.

     The underwriters propose to offer some of the shares directly to the public at the offering price set forth on the cover page of this prospectus supplement and some of the shares to dealers at the public offering price less a concession not to exceed $0.555 per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $0.10 per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms.

     Highwood Partners and Elliott International have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 720,000 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent such option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment.

     We, our directors and executive officers, and some of the selling stockholders have agreed that, for a period of 90 days from the date of this prospectus supplement, we and they will not, without the prior written consent of Salomon Smith Barney, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock. Salomon Smith Barney in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

     Our common stock is quoted on the Nasdaq National Market under the symbol "HOFF."

     The following table shows the underwriting discounts and commissions that we and the selling stockholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

                                            PAID BY HORIZON OFFSHORE        PAID BY SELLING STOCKHOLDERS
                                         ------------------------------    ------------------------------
                                         NO EXERCISE     FULL EXERCISE     NO EXERCISE     FULL EXERCISE
                                         ------------    --------------    ------------    --------------
Per share............................    $      0.925    $        0.925    $      0.925    $        0.925
Total................................    $  3,515,000    $    3,515,000    $    925,000    $    1,591,000

     In connection with the offering, Salomon Smith Barney on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. "Covered" short sales are sales of shares made in an amount up to the number of shares represented by the underwriters' over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short position involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make "naked" short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

     The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

     Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq National Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

     In addition, in connection with this offering, some of the underwriters (and selling group members) may engage in passive market making transactions in the common stock on the Nasdaq National Market, prior to the pricing and completion of this offering. Passive market making consists of displaying bids on the Nasdaq National Market no higher than the bid prices of independent market makers and making purchases at prices no higher than those independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. Passive market making may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. If the underwriters commence passive market making transactions, they may discontinue them at any time.

     We and the selling stockholders estimate that our respective portions of the total expenses of this offering will be $500,000 and $15,000.

     The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

     A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

     We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

                                  LEGAL MATTERS

     Certain legal matters have been passed upon for us and the selling stockholders by Jones, Walker, Waechter, Poitevent, Carrere & Denegre, L.L.P., New Orleans, Louisiana. Certain legal matters related to the shares of common stock will be passed upon for the underwriters by Vinson & Elkins L.L.P., New York, New York.

                                     EXPERTS

     The financial statements of Horizon Offshore, Inc. as of December 31, 1999 and 1998, and for each of the years in the three-year period ended December 31, 1999, included in or incorporated by reference in this prospectus supplement and elsewhere in the registration statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                          INDEX TO FINANCIAL STATEMENTS

Consolidated Balance Sheets at September 30, 2000 (Unaudited) and December 31, 1999  .....   F-2
Consolidated Statements of Operations (Unaudited) for the three months ended
  September 30, 2000 and 1999 ............................................................   F-3
Consolidated Statements of Cash Flows (Unaudited) for the three months ended
  September 30, 2000 and 1999 ............................................................   F-4
Notes to Consolidated Financial Statements ...............................................   F-5
Report of Independent Public Accountants .................................................   F-8
Consolidated Balance Sheets at December 31, 1999 and 1998 ................................   F-9
Consolidated Statements of Operations for the years ended December 31, 1999, 1998
  and 1997 ...............................................................................   F-10
Consolidated Statements of Stockholders' Equity for the years ended December 31,
  1999, 1998 and 1997 ....................................................................   F-11
Consolidated Statements of Cash Flows for the years ended December 31, 1999, 1998
  and 1997 ...............................................................................   F-12
Notes to Consolidated Financial Statements ...............................................   F-13

                    HORIZON OFFSHORE, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                         SEPTEMBER 30,    DECEMBER 31,
                                             2000             1999
                                         -------------    ------------
                                         (UNAUDITED)
               ASSETS
CURRENT ASSETS:
     Cash and cash equivalents.......      $  6,903         $  8,117
     Accounts receivable --
          Contract receivables.......        36,907           16,675
          Costs in excess of
            billings.................        11,835            4,172
          Affiliated parties.........            44            3,086
     Inventory.......................         2,478            1,700
     Other current assets............         2,522            1,909
                                           --------         --------
          Total current assets.......        60,689           35,659
PROPERTY AND EQUIPMENT, net..........       177,365          163,353
OTHER ASSETS.........................         3,847            3,389
                                           --------         --------
                                           $241,901         $202,401
                                           ========         ========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
     Accounts payable................      $  6,178         $  4,247
     Accrued liabilities.............         4,589            2,926
     Accrued job costs...............        24,474           13,332
     Billings in excess of costs.....         3,578              871
     Current maturities of long-term
       debt..........................        12,351           10,305
                                           --------         --------
          Total current liabilities..        51,170           31,681
LONG-TERM DEBT, net of current
  maturities.........................        80,797           68,986
DUE TO RELATED PARTIES...............            50           --
DEFERRED INCOME TAXES................         7,465            4,634
                                           --------         --------
          Total liabilities..........       139,482          105,301
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
     Preferred stock, $1 par value,
      5,000,000 shares authorized,
      none issued and outstanding....        --               --
     Common stock, $1 par value,
      35,000,000 shares authorized,
      19,845,804 shares issued at
      September 30, 2000 and
      19,826,480 issued at
      December 31, 1999..............         9,139            9,119
     Additional paid-in capital......        88,081           87,872
     Retained earnings...............        11,804            6,835
     Treasury stock, 1,007,032 shares
       at September 30, 2000 and
       1,025,500 at December 31,
       1999..........................        (6,605)          (6,726)
                                           --------         --------
          Total stockholders' equity.       102,419           97,100
                                           --------         --------
                                           $241,901         $202,401
                                           ========         ========

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                    HORIZON OFFSHORE, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                            THREE MONTHS ENDED          NINE MONTHS ENDED
                                              SEPTEMBER 30,               SEPTEMBER 30,
                                         ------------------------    ------------------------
                                            2000          1999          2000          1999
                                         ----------    ----------    ----------    ----------
CONTRACT REVENUES....................    $   56,286    $   36,286    $  108,780    $   72,079
COST OF CONTRACT REVENUES............        46,022        28,173        90,848        54,866
                                         ----------    ----------    ----------    ----------
     Gross profit....................        10,264         8,113        17,932        17,213
SELLING, GENERAL AND ADMINISTRATIVE
  EXPENSES...........................         2,427         2,276         6,808         6,746
                                         ----------    ----------    ----------    ----------
     Operating income................         7,837         5,837        11,124        10,467
OTHER:
     Interest expense................        (2,052)       (1,697)       (5,644)       (4,164)
     Interest income.................            80            86           232           319
     Gain on sale of asset...........             6             0             6            10
     Other income (expense), net.....           (54)            2           (43)          164
                                         ----------    ----------    ----------    ----------
NET INCOME BEFORE INCOME TAXES AND
  CUMULATIVE EFFECT OF ACCOUNTING
  CHANGE.............................         5,817         4,228         5,675         6,796
INCOME TAX PROVISION.................         2,112         1,480         2,087         2,347
                                         ----------    ----------    ----------    ----------
NET INCOME BEFORE CUMULATIVE EFFECT
  OF ACCOUNTING CHANGE...............         3,705         2,748         3,588         4,449
CUMULATIVE EFFECT OF ACCOUNTING
  CHANGE, NET OF TAXES...............        --            --             1,381        --
                                         ----------    ----------    ----------    ----------
       NET INCOME....................    $    3,705    $    2,748    $    4,969    $    4,449
                                         ==========    ==========    ==========    ==========
EARNINGS PER SHARE -- BASIC
  NET INCOME BEFORE
  CUMULATIVE EFFECT OF
  ACCOUNTING CHANGE..................    $     0.20    $     0.15    $     0.19    $     0.24
CUMULATIVE EFFECT OF
  ACCOUNTING CHANGE..................        --            --              0.07        --
                                         ----------    ----------    ----------    ----------
       NET INCOME....................    $     0.20    $     0.15    $     0.26    $     0.24
                                         ==========    ==========    ==========    ==========
EARNINGS PER SHARE -- DILUTED
  NET INCOME BEFORE
  CUMULATIVE EFFECT OF
  ACCOUNTING CHANGE..................    $     0.19    $     0.15    $     0.19    $     0.24
CUMULATIVE EFFECT OF
  ACCOUNTING CHANGE..................        --            --              0.07        --
                                         ----------    ----------    ----------    ----------
       NET INCOME....................    $     0.19    $     0.15    $     0.26    $     0.24
                                         ==========    ==========    ==========    ==========
SHARES USED IN COMPUTING NET INCOME
  PER SHARE -- BASIC.................    18,827,558    18,800,980    18,815,247    18,757,732
SHARES USED IN COMPUTING NET INCOME
  PER SHARE -- DILUTED...............    19,758,322    18,921,705    19,384,844    18,810,196

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                    HORIZON OFFSHORE, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)
                                 (IN THOUSANDS)

                                          NINE MONTHS ENDED
                                            SEPTEMBER 30,
                                         --------------------
                                           2000        1999
                                         --------    --------
CASH FLOW FROM OPERATING ACTIVITIES:
  Net income.........................    $  4,969    $  4,449
  Adjustments to reconcile net income
     to net cash provided by
     operating activities --
     Depreciation and amortization...       6,552       5,488
     Cumulative effect of accounting
      change.........................      (2,126)      --
     Deferred income taxes...........       2,831       2,347
     Expense recognized for issuance
      of treasury stock to 401(k)
      plan...........................         188       --
     Changes in operating assets and
      liabilities --
       Accounts receivable...........     (17,190)     (5,247)
       Costs in excess of billings...      (7,663)        958
       Billings in excess of costs...       2,707        (667)
       Inventory.....................        (778)       (324)
       Other assets..................        (482)      --
       Accounts payable..............       1,931      (4,078)
       Accrued liabilities...........       1,663      (2,560)
       Accrued job costs.............      11,142       5,032
       Due to related parties........          50          12
                                         --------    --------
          Net cash provided by
             operating activities....       3,794       5,410
CASH FLOW FROM INVESTING ACTIVITIES:
  Purchases and additions to
     equipment.......................     (15,947)    (17,864)
  Drydock costs......................      (1,546)     (4,860)
                                         --------    --------
          Net cash used in investing
            activities...............     (17,493)    (22,724)
CASH FLOW FROM FINANCING ACTIVITIES:
  Borrowings under notes payable and
    long-term debt...................      20,797      18,800
  Loan fees..........................        (234)      --
  Principal payments on long-term
     debt............................      (8,240)     (7,776)
  Stock option transactions and
     other...........................         162         (18)
                                         --------    --------
          Net cash provided by
             financing activities....      12,485      11,006
                                         --------    --------
NET DECREASE IN CASH AND CASH
  EQUIVALENTS........................      (1,214)     (6,308)
CASH AND CASH EQUIVALENTS AT
  BEGINNING OF PERIOD................       8,117       9,649
                                         --------    --------
CASH AND CASH EQUIVALENTS AT END OF
  PERIOD.............................    $  6,903    $  3,341
                                         ========    ========
SUPPLEMENTAL DISCLOSURES:
  Cash paid for interest.............    $  4,943    $  4,363
  Purchase and additions to equipment
     with the issuance of treasury
     stock...........................    $  --       $    998
  Purchase and additions to equipment
     with the issuance of a capital
     lease obligation................    $  1,300    $  --

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                    HORIZON OFFSHORE, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     The consolidated interim financial statements included herein have been prepared by Horizon Offshore, Inc. (a Delaware corporation) and its subsidiaries (Horizon), and are unaudited, except for the balance sheet at December 31, 1999, which has been prepared from the audited financial statements. In the opinion of management, the unaudited consolidated interim financial statements include all adjustments necessary for a fair presentation of the financial position as of September 30, 2000, the statements of operations and cash flows for each of the three and nine month periods ended September 30, 2000 and 1999. Although management believes the unaudited interim related disclosures in these consolidated interim financial statements are adequate to make the information presented not misleading, certain information and footnote disclosures normally included in annual audited financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules of the Securities and Exchange Commission. The results of operations for the nine months ended September 30, 2000 are not necessarily indicative of the results to be expected for the entire year ending December
 31, 2000. The consolidated interim financial statements included herein should be read in conjunction with the audited financial statements and notes thereto included in our 1999 Annual Report on Form 10-K.

ORGANIZATION

     We provide offshore construction services to the oil and gas industry. These services generally consist of laying and burying marine pipelines for the transportation of oil and gas, and installing and salvaging production platforms and other marine structures. Work is performed primarily on a fixed-price or day-rate basis or a combination of these.

INTEREST CAPITALIZATION

     Interest is capitalized on the average amount of accumulated expenditures for equipment that is undergoing major modifications and refurbishment prior to being placed into service. Interest is capitalized using an effective rate based on related debt until the equipment is placed into service. Interest expense for the three and nine month periods ended September 30, 2000 is net of $135,000 and $262,000 of capitalized interest, respectively. Interest capitalized during the three and nine month periods ended September 30, 1999 was $90,000 and $757,000, respectively.

INVENTORY

     Inventory consists of structures obtained as a result of performing salvage services that are held for resale. The inventory is reported at the lower of cost or market value. We periodically assess the net realizable value of our inventory items.

RECENT ACCOUNTING PRONOUNCEMENTS

     In December 1999, the Securities Exchange Commission (SEC) issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements." SAB
 101 summarizes certain of the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. SAB 101, as amended, is effective beginning in the fourth quarter of 2000. Management currently believes that this new accounting pronouncement should not have any material effect on our consolidated financial statements.

                    HORIZON OFFSHORE, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

2.  PROPERTY AND EQUIPMENT:

     Property and equipment consists of the following (in thousands):

                                         SEPTEMBER 30,     DECEMBER 31,
                                              2000             1999
                                         -------------     ------------
Barges, boats and related equipment..       $181,634         $165,266
Land and buildings...................          7,835            7,586
Machinery and equipment..............            245              245
Office furniture and equipment.......          1,631            1,292
Leasehold improvements...............          1,689            1,409
                                            --------         --------
                                             193,034          175,798
Less accumulated depreciation........        (15,669)         (12,445)
                                            --------         --------
Property and equipment, net..........       $177,365         $163,353
                                            ========         ========

     During the nine months ended September 30, 2000, we incurred $17.2 million of capital expenditures related to completing the upgrade of the Pacific Horizon's lift capacity from 800 tons to 1,000 tons, increasing the tension capacity of the Lonestar Horizon, the Gulf Horizon and the Brazos Horizon, increasing the burial capacity of the Canyon Horizon, and expanding the living quarters on the Atlantic Horizon.

     On January 1, 2000, we changed depreciation methods from the straight-line method to the units-of-production method on our major barges and vessels to more accurately reflect the wear and tear of normal use. We believe that the units-of-production method is best suited to reflect the actual deterioration of our marine equipment. Depreciation expense calculated under the units-of-production method may be different than depreciation expense calculated under the straight-line method in any period. The annual depreciation based on utilization of each vessel will not be less than 25% of annual straight-line depreciation, and the cumulative depreciation based on utilization of each vessel will not be less than 50% of cumulative straight-line depreciation. For the nine months ended September 30, 2000, we recorded the cumulative effect of a $1.4 million adjustment, or $0.07 per share, which is net of taxes of $0.7 million related to changing depreciation methods from the straight-line method to the units-of-production method.

3.  STOCKHOLDERS' EQUITY

EARNINGS PER SHARE

     Earnings per share data for all periods presented has been computed pursuant to Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share" that requires a presentation of basic earnings per share (basic EPS) and diluted earnings per share (diluted EPS). Basic EPS excludes dilution and is determined by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if securities and other contracts to issue common stock were exercised or converted into common stock. As of September 30, 2000, we had outstanding options covering an aggregate of 2.0 million shares of common stock, of which 0.4 million options were exercisable.

TREASURY STOCK

     During the nine months ended September 30, 2000, we contributed 18,468 shares of treasury stock to our 401(k) Plan. As of September 30, 2000, our treasury stock consisted of 1,007,032 shares at a cost of $6.6 million. We record treasury stock under the average cost basis.

                    HORIZON OFFSHORE, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

4.  RELATED PARTY TRANSACTIONS

     In August 1998, we entered into a master services agreement with Odyssea Marine, Inc. (Odyssea), an entity wholly-owned by Elliott Associates, L.P. and Elliott International, L.P. (formerly known as Westgate International, L.P.) to charter support vessels on an as needed basis from Odyssea. As of September 30, 2000, we owed Odyssea $1.2 million as a result of services performed under this agreement, compared to $30,000 at December 31, 1999. During the nine months ended September 30, 2000, Odyssea billed us $7.0 million and we paid Odyssea $5.8 million for services rendered under the agreement. Odyssea billed us $2.8 million and we paid Odyssea $3.7 million during the nine months ended September 30, 1999.

5.  SUBSEQUENT EVENT SHELF REGISTRATION STATEMENT

     On October 4, 2000, we filed a shelf registration statement with the SEC covering our sale of up to $125 million in common and preferred stock, depositary shares, warrants, debt securities and guarantees. Under this registration statement, we may sell securities from time to time in one or more separate offerings in amounts, at prices and on terms to be determined at the time of sale. It also allows selling stockholders, including our two largest stockholders, Highwood Partners, L.P. and Elliott International, L.P., to offer and sell up to 4.3 million shares of common stock should they decide to sell some of their shares.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Horizon Offshore, Inc.,

     We have audited the accompanying consolidated balance sheets of Horizon Offshore, Inc. (a Delaware corporation), and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 1999, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Horizon Offshore, Inc., and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for the years ended December 31, 1999, 1998 and 1997, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP
Houston, Texas
February 24, 2000

                    HORIZON OFFSHORE, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                         DECEMBER 31,       DECEMBER 31,
                                             1999               1998
                                         ------------       ------------
               ASSETS
CURRENT ASSETS:
     Cash and cash equivalents.......      $  8,117           $  9,649
     Accounts receivable--
          Contract receivables.......        16,675             24,281
          Costs in excess of
             billings................         4,172              9,546
          Affiliated parties.........         3,086              1,350
     Income taxes receivable.........        --                    481
     Inventory.......................         1,700             --
     Other current assets............         1,909                642
                                           --------           --------
               Total current assets..        35,659             45,949
PROPERTY AND EQUIPMENT, net..........       163,353            145,680
OTHER ASSETS.........................         3,389              2,040
                                           --------           --------
                                           $202,401           $193,669
                                           ========           ========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
     Accounts payable................      $  4,247           $  7,654
     Accrued liabilities.............         2,926              5,086
     Accrued job costs...............        13,332             10,334
     Billings in excess of costs.....           871              2,608
       Current maturities of
          long-term debt.............        10,305              7,606
                                           --------           --------
               Total current
                liabilities..........        31,681             33,288
LONG-TERM DEBT, net of current
  maturities.........................        68,986             62,268
DUE TO RELATED PARTIES...............        --                     20
DEFERRED INCOME TAXES................         4,634              3,633
                                           --------           --------
               Total liabilities.....       105,301             99,209
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
     Preferred stock, $1 par value,
       5,000,000 shares authorized,
       none issued and outstanding...        --                 --
     Common stock, $1 par value,
       35,000,000 shares authorized,
       19,826,480 shares issued and
       outstanding...................         9,119              9,119
     Additional paid-in capital......        87,872             87,767
     Retained earnings...............         6,835              5,156
     Treasury stock, 1,025,500 and
       1,155,000 shares,
       respectively..................        (6,726)            (7,582)
                                           --------           --------
               Total stockholders'
                  equity.............        97,100             94,460
                                           --------           --------
                                           $202,401           $193,669
                                           ========           ========

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                     HORIZON OFFSHORE, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                  YEAR ENDED DECEMBER 31,
                                         -----------------------------------------
                                            1999           1998           1997
                                         -----------    -----------    -----------
CONTRACT REVENUES....................    $    89,015    $   119,802    $    36,144
COST OF CONTRACT REVENUES............         72,181         91,961         30,104
                                         -----------    -----------    -----------
     Gross profit....................         16,834         27,841          6,040
SELLING, GENERAL AND ADMINISTRATIVE
  EXPENSES...........................          9,043          8,120          2,788
                                         -----------    -----------    -----------
     Operating income................          7,791         19,721          3,252
OTHER:
     Interest expense................         (5,759)        (3,000)        (1,703)
     Interest income.................            480            187             84
     Gain on sale of assets..........             10             20            614
     Other income....................            158             17             29
                                         -----------    -----------    -----------
NET INCOME BEFORE INCOME TAXES.......          2,680         16,945          2,276
PROVISION FOR INCOME TAXES...........          1,001          4,485        --
                                         -----------    -----------    -----------
NET INCOME...........................    $     1,679    $    12,460    $     2,276
                                         ===========    ===========    ===========
NET INCOME PER SHARE -- BASIC AND
  DILUTED............................    $      0.09    $      0.69    $      0.17
                                         ===========    ===========    ===========
WEIGHTED AVERAGE SHARES USED IN
  COMPUTING NET INCOME PER
  SHARE -- BASIC AND DILUTED.........     18,820,646     18,114,393     13,777,207

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                    HORIZON OFFSHORE, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                                                                        TOTAL
                                        COMMON STOCK        COMMON      ADDITIONAL   RETAINED     TREASURY STOCK    STOCKHOLDERS'
                                       ---------------      STOCK        PAID-IN     EARNINGS    ----------------      EQUITY
                                       SHARES   AMOUNT   SUBSCRIPTION    CAPITAL     (DEFICIT)   SHARES   AMOUNT      (DEFICIT)
                                       ------   ------   ------------   ----------   ---------   ------   -------   -------------
BALANCE, December 31, 1996..........   11,000   $3,030      $--          $ --         $(9,580)    --      $ --         $(6,550)
  Contribution of Stockholders' debt
    to additional paid-in capital...    --       --         --            21,000        --        --        --          21,000
  Contribution related to Sales of
    assets to Related party, net of
    tax Effect of $1,631............    --       --         --             3,170        --        --        --           3,170
  Exercise of stock warrants At
    $.004 per share.................   2,750       13       --             --           --        --        --              13
  Subscription for common Stock at
    2.91 per share..................     326      326         (950)          624        --        --        --          --
  Contribution related to Litigation
    settlement paid by a Principal
    Stockholder.....................    --       --         --               150        --        --        --             150
  Net income........................    --       --         --             --           2,276     --        --           2,276
                                       ------   ------      ------       -------      -------    -----    -------      -------
BALANCE, December 31, 1997..........   14,076   3,369         (950)       24,944       (7,304)    --        --          20,059
  Subscriptions received for Common
    stock at 2.91 per Share.........    --       --            950         --           --        --        --             950
  Initial public offering of Common
    stock, net of Offering costs....   5,750    5,750       --            62,823        --        --        --          68,573
  Purchase of treasury stock, at
    cost............................    --       --         --             --           --       1,155    (7,582)       (7,582)
  Net income........................    --       --         --             --          12,460     --        --          12,460
                                       ------   ------      ------       -------      -------    -----    -------      -------
BALANCE, December 31, 1998..........   19,826   9,119       --            87,767        5,156    1,155    (7,582)       94,460
  Purchase of treasury stock, at
    cost............................    --       --         --             --           --        --         (18)          (18)
  Issuance of treasury stock to
    purchase assets.................    --       --         --               125        --        (133)      874           999
  Stock registration costs..........    --       --         --               (20)       --        --        --             (20)
  Net income........................    --       --         --             --           1,679     --        --           1,679
                                       ------   ------      ------       -------      -------    -----    -------      -------
BALANCE, December 31, 1999..........   19,826   $9,119      $--          $87,872      $ 6,835    1,025    $(6,726)     $97,100
                                       ======   ======      ======       =======      =======    =====    =======      =======

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                    HORIZON OFFSHORE, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                             YEAR ENDED DECEMBER 31,
                                        ---------------------------------
                                          1999        1998         1997
                                        --------    ---------    --------
CASH FLOW FROM OPERATING ACTIVITIES:
  Net income.........................   $  1,679    $  12,460    $  2,276
    Adjustments to reconcile net
      income to net cash
      provided by operating
      activities --
      Depreciation and
         amortization................      7,574        4,448       1,002
      Deferred income taxes..........      1,001        3,770        (137)
      Gain on sale of assets.........        (10)         (20)       (614)
      Amortization of deferred
         interest....................        733       --           --
      Changes in operating assets and
         liabilities --
         Accounts receivable.........      5,870      (15,889)     (6,567)
         Income taxes receivable.....        481         (481)      --
           Costs in excess of
             billings................      5,374       (6,588)       (213)
           Billings in excess of
             costs...................     (1,737)       2,460         148
         Inventory...................     (1,700)      --           --
         Other assets................       (971)         179        (713)
         Accounts payable............     (3,407)       3,509       2,871
         Accrued liabilities.........     (2,160)       2,546       1,656
         Accrued job costs...........      2,998        4,833       2,376
         Accrued interest............      --            (681)      1,321
         Due to related parties......        (20)          20       --
         Income taxes payable........      --             (85)         85
                                        --------    ---------    --------
             Net cash provided by
               operating
               activities............     15,705       10,481       3,491
CASH FLOW FROM INVESTING ACTIVITIES:
  Purchases and additions to
    equipment........................    (23,397)     (79,255)    (31,883)
  Drydock costs......................     (3,078)        (777)      --
  Purchase of other assets...........      --          --           --
  Proceeds from sale of assets.......      --             765       3,577
                                        --------    ---------    --------
             Net cash used in
               investing
               activities............    (26,475)     (79,267)    (28,306)
CASH FLOW FROM FINANCING ACTIVITIES:
  Borrowings under notes payable and
    long-term debt...................     33,300      123,865      30,441
  Loan fees..........................       (161)        (629)      --
  Principal payments on long-term
    debt.............................    (23,883)    (109,588)     (5,593)
  Issuance of common stock...........      --             950          13
  Capital contribution related to
    legal settlement.................      --          --             150
  Initial public offering proceeds,
    net..............................      --          68,573       --
  Purchase of treasury stock.........        (18)      (7,582)      --
                                        --------    ---------    --------
             Net cash provided by
               financing
               activities............      9,238       75,589      25,011
                                        --------    ---------    --------
NET INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS...................     (1,532)       6,803         196
CASH AND CASH EQUIVALENTS AT
  BEGINNING OF YEAR..................      9,649        2,846       2,650
                                        --------    ---------    --------
CASH AND CASH EQUIVALENTS AT END OF
  YEAR...............................   $  8,117    $   9,649    $  2,846
                                        ========    =========    ========
SUPPLEMENTAL DISCLOSURES:
  Cash paid for interest.............   $  5,864    $   4,789    $    107
  Cash paid for income taxes.........   $  --       $   1,218    $  --
  Non-cash investing and financing
    activities:
    Purchase and additions to
      equipment with the issuance of
      notes payable..................   $  --       $  16,470    $  6,384
    Purchase and additions to
      equipment with the issuance of
      treasury stock.................   $    999    $  --        $  --
    Gain on sale of assets to related
      party reflected as a capital
      contribution, net of tax effect
      of $1,631......................   $  --       $  --        $  3,170

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                    HORIZON OFFSHORE, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

ORGANIZATION

     Horizon Offshore, Inc. (a Delaware corporation) and its subsidiaries (Horizon), provide offshore construction services to the oil and gas industry. These services generally consist of laying and burying marine pipelines for the transportation of oil and gas. Work is performed primarily on a fixed-price or day-rate basis or a combination thereof.

     Horizon, which was incorporated on December 20, 1995, did not commence operations until March 1996 and until December 1997 was wholly owned by Elliott Associates, L.P. and Elliott International, L.P. (formerly known as Westgate International, L.P.) (the Principal Stockholders). The Principal Stockholders funded substantially all of Horizon's cash requirements from inception through April 1998, including operating activities, working capital requirements and capital expenditures for the acquisition and improvement of assets and equipment. These advances were represented by promissory notes bearing interest at the rate of 10% per annum.

     In 1997, Horizon was recapitalized through a series of transactions. The Principal Stockholders contributed $21 million of the principal indebtedness and accrued interest to additional paid-in capital. We issued 10% Subordinated Notes due December 31, 2005 (Subordinated Notes) to the Principal Stockholders to evidence the remaining outstanding indebtedness and to provide for any future advances in an aggregate amount not to exceed $24 million. Additionally, we issued a warrant to a Principal Stockholder to purchase 2,750,000 shares at $.004 per share, which approximated fair value at the date of the transaction. The warrant was exercised in December 1997. In 1997, we sold three boats, a tugboat and certain equipment to affiliated entities of the Principal Stockholders for a purchase price of $12.7 million. We used $12.0 million of the proceeds to reduce the Subordinated Notes. We accounted for the $3.2 million gain on the sale, net of taxes of approximately $1.6 million, as a capital contribution.

     In April 1998, we completed an initial public offering (the Offering) of 5,750,000 shares of common stock at $13.00 per share and received $68.6 million, net of $6.2 million of underwriting commissions and discounts and expenses. We used the net proceeds of the Offering to repay $23.8 million of outstanding Subordinated Notes and to acquire the Stephaniturm, a 230-foot diving support vessel, for $18.3 million. The remaining Offering proceeds were used to expand our fleet.

DSND TRANSACTION

     In December 1997, Det Sondenfjelds-Norske Dampskibsselskab ASA (DSND) acquired 4,125,000 shares of our common stock from the Principal Stockholders. On August 13, 1999, DSND sold all of its shares of Horizon common stock in the public market and is no longer a stockholder. Upon completion of the Offering in April 1998, DSND sold the Stephaniturm, a dynamically positioned diving support vessel, to us. In addition, we obtained a 30% interest in a joint venture (the DSND Horizon Joint Venture) formed to operate a reel pipelaying vessel in the Gulf, offshore Mexico, Canada, and in the Caribbean. Horizon and DSND are required to fund cash requirements for operating activities in proportion to their equity ownership. We recognized equity in losses of the DSND Horizon Joint Venture of $(12,000) and $(158,000) and made contributions of $39,000 and $138,000 during 1999 and 1998, respectively. We earned $63,000 during 1999 and $127,000 during 1998 from administrative fees billed to the DSND Horizon Joint Venture. The DSND Horizon Joint Venture will also have access to DSND's other deepwater pipelaying vessels on terms to be agreed for any deepwater pipelaying projects that may be obtained by the DSND Horizon Joint Venture.

BUSINESS RISKS

     Our level of activity depends largely on the condition of the oil and gas industry and, in particular, the level of capital expenditures by oil and gas companies for developmental construction. These expenditures are influenced by prevailing oil and gas prices, expectations about future demand

                    HORIZON OFFSHORE, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

and prices, the cost of exploring for, producing and developing oil and gas reserves, the discovery rates of new oil and gas reserves, sale and expiration dates of offshore leases in the United States and abroad, political and economic conditions, governmental regulations and the availability and cost of capital. Historically, oil and gas prices and the level of exploration and development activity have fluctuated substantially, impacting the demand for pipeline and marine construction services.

     A prolonged weakness in energy prices or a prolonged period of lower levels of offshore drilling and exploration could adversely affect our future revenues and profitability. We experienced a decline in demand for marine construction services in the Gulf during 1999. As oil prices began to improve at mid-year 1999, drilling activity began to increase. Our operating results are directly tied to industry demand for our services, most of which are performed in the outer continental shelf in the Gulf. If the recent increase in oil and gas prices and drilling levels are sustained, we expect demand for our services to increase.

     Factors affecting our profitability include competition, equipment and labor productivity, contract estimating, weather conditions and the other risks inherent in marine construction. The marine construction industry in the Gulf is highly seasonal as a result of weather conditions with the greatest demand for these services occurring during the second and third quarters of the year. Full year results are not a direct multiple of any quarter or combination of quarters because of this seasonality.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of Horizon and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

REVENUE RECOGNITION

     Contract revenues are recognized on the percentage-of-completion method, measured by the percentage of costs incurred to date to the total estimated costs for each contract. We consider the percentage-of-completion method to be the best available measure of progress on these contracts. Changes in job performance, job conditions and estimated profitability, including those arising from final contract settlements, may result in revisions to costs and revenues and are recognized in the period in which the revisions are determined. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. The asset "Costs in excess of billings" represents revenues recognized in excess of amounts billed. The liability "Billings in excess of costs" represents amounts billed in excess of revenues recognized.

COST RECOGNITION

     Costs of contract revenues include all direct material and labor costs and certain indirect costs, which are allocated to contracts based on utilization, such as supplies, tools, repairs and depreciation. Selling, general and administrative costs are charged to expense as incurred.

INTEREST CAPITALIZATION

     Interest is capitalized on the average amount of accumulated expenditures for equipment that has been purchased and is undergoing major modifications prior to being placed into service. Interest is capitalized until the equipment is placed into service using an effective rate based on related debt. Interest expense is net of interest capitalized in the amount of $0.8 million in 1999, $1.3 million in 1998 and $0.3 million in 1997.

INVENTORY

     Inventory consists of structures held for resale from derrick salvage services. Inventory is reported as the lower of cost or market value. Horizon periodically assesses the net realizable value of its inventory items.

                    HORIZON OFFSHORE, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

EARNINGS PER SHARE

     Earnings per share data for all periods presented has been computed pursuant to Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share" that requires a presentation of basic earnings per share (basic EPS) and diluted earnings per share (diluted EPS). Basic EPS excludes dilution and is determined by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if securities and other contracts to issue common stock were exercised or converted into common stock. There are no differences in basic EPS and diluted EPS for all periods presented.

     Pursuant to the Securities and Exchange Commission's Staff Accounting Bulletin No. 98, nominal issuances of common and common equivalent shares during the 12 months immediately preceding the initial filing of the Registration Statement relating to the Offering have been included in the calculation of the shares used in computing earnings per share (for the periods prior to the completion of the Offering) as if these shares were outstanding for such periods. The nominal issuances relate to the warrant issued in conjunction with our recapitalization in 1997.

CASH AND CASH EQUIVALENTS

     We consider all cash in banks and highly liquid investments with original maturity dates of three months or less to be cash equivalents.

PROPERTY AND EQUIPMENT

     Equipment is carried at cost. Depreciation is provided using the straight-line method based on the following estimated useful lives:

            Barges, boats and related equipment.     15 to 18 years
            Buildings............................          15 years
            Machinery and equipment..............           8 years
            Office furniture and equipment.......           5 years
            Leasehold improvements...............           3 years

     Effective July 1, 1999, we changed the estimated salvage value on certain of our barges and vessels from zero to 10% to more accurately reflect our estimate of the value of the assets at the end of their estimated useful lives. The change is treated as an accounting estimate change. For the year ended December 31, 1999, the change had the effect of reducing depreciation expense by $0.4 million and increasing net income by $0.2 million or $0.01 per share -- basic and diluted.

     On January 1, 2000, we changed depreciation methods from the straight-line method to the units-of-production method on our major barges and vessels. Depreciation expense calculated under the units-of-production method may be different than depreciation expense calculated under the straight-line method in any period. The annual depreciation based on utilization of each vessel will not be less than the greater of 25% of annual straight-line depreciation, and the cumulative depreciation based on utilization of each vessel will not be less than or 50% of cumulative straight-line depreciation.

     Major additions and improvements to barges, boats and related equipment are capitalized over the useful life of the vessel. Maintenance and repairs are expensed as incurred. When equipment is sold or otherwise disposed of, the cost of the equipment and accumulated depreciation are removed from the accounts and any gain or loss is reflected in income.

     In 1996, we adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This statement establishes the recognition and measurement standards related to the impairment of long-lived assets. We periodically assess the realizability of our long-term assets pursuant to the provisions of SFAS No. 121. Based on our

                    HORIZON OFFSHORE, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

analysis of the undiscounted future cash flows for our long-term assets, no impairments have been recognized under SFAS No. 121.

OTHER LONG-TERM ASSETS

     Other assets consist principally of prepaid loan fees, deferred dry-dock cost, deferred interest and deposits. Deferred interest was imputed at 10% on aggregate non-interest bearing debt of $3.0 million and $5.1 million at December 31, 1999 and 1998, respectively, and will be amortized over the life of the debt agreements using the effective interest rate method. Deposits consist of a security deposit on the corporate office lease as of December 31, 1999. Loan fees paid in connection with the loan facilities (See Note 6) will be amortized over the term of the loans.

     Dry-dock costs are third-party costs associated with scheduled maintenance on the marine construction vessels. Costs incurred in connection with dry-dockings are deferred and amortized over the period to the next scheduled dry-docking. Other current assets includes the portion of these deferred charges expected to be amortized during the next twelve month period, with the residual balance in other assets.

     Other long-term assets consist of the following (in thousands):

                                                      DECEMBER 31
                                                    ----------------
                                                     1999      1998
                                                    ------    ------
           Deposits.............................    $  114    $  114
           Deferred dry-dock costs..............     2,779       733
           Deferred interest expense............        47       242
           Prepaid loan fees....................       379       951
           Other................................        70      --
                                                    ------    ------
                                                    $3,389    $2,040
                                                    ======    ======

FEDERAL INCOME TAXES

     We use the liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. We review all significant estimates on a recurring basis and record the effect of any necessary adjustments prior to their publication. Adjustments made with respect to the use of estimates often relate to improved information not previously available. Uncertainties with respect to such estimates are inherent in the preparation of financial statements.

SEGMENT INFORMATION

     In 1997, SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," was issued and requires companies to report financial and descriptive information about their reportable operating segments. We have domestic operations in one industry segment, the marine

                    HORIZON OFFSHORE, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

construction service industry to offshore oil and gas companies. We had one major oil and gas customer whose revenues accounted for 31% of consolidated revenues in 1999. Our revenues do not depend on any one customer. The level of construction services required by a customer depends on the size of their capital expenditure budget for construction for the year. Consequently, customers that account for a significant portion of contract revenues in one year may represent an immaterial portion of contract revenues in subsequent years. Based upon our interpretation of these requirements, Horizon does not have more than one reportable operating segment.

2.  ACCOUNTS RECEIVABLE:

     Contract receivables are generally billed upon the completion of small contracts and are progressed billed on larger contracts. Costs in excess of billings solely represent costs incurred on jobs in process. Claims for extra work and changes in scope of work are included in revenues when collection is determined to be probable.

     We have not experienced material losses from uncollected receivables. Our principal customers are major and independent oil and gas companies and their affiliates. The concentration of customers in the energy industry may impact our overall credit exposure, either positively or negatively, since these customers may be similarly affected by changes in economic or other conditions. However, management believes that the diversification of our portfolio of receivables within the energy industry reduces any potential credit risk associated with any particular customer.

3.  PROPERTY AND EQUIPMENT:

     Property and equipment consists of the following (in thousands):

                                                             DECEMBER 31,
                                                       ------------------------
                                                          1999          1998
                                                       ----------    ----------
Barges, boats and related
  equipment ........................................   $  165,266    $  141,436
Land and buildings .................................        7,586         7,084
Machinery and equipment ............................          245           245
Office furniture and equipment .....................        1,292         1,121
Leasehold improvements .............................        1,409         1,330
                                                       ----------    ----------
                                                          175,798       151,216
Less -- Accumulated depreciation ...................      (12,445)       (5,536)
                                                       ----------    ----------
Property and equipment, net ........................   $  163,353    $  145,680
                                                       ==========    ==========
Depreciation expense is included in the following
  expense accounts:
     Costs of contract revenues ....................   $    6,366    $    3,919
     Selling, general and
       administrative ..............................          543           421
                                                       ----------    ----------
                                                       $    6,909    $    4,340
                                                       ==========    ==========

4.  ACQUISITION OF ASSETS:

     The purchase and improvement costs relating to the fleet totaled $24.4 million in 1999 and $95.7 million in 1998. We acquired a facility near Port Arthur, Texas in December 1997 for $3.2 million as our primary marine base and storage facility for marine structures and made improvements of $0.5 million in 1999 and $3.9 million in 1998, for a total cost of $7.6 million at December 31, 1999.

     The Stephaniturm, a 230-foot dynamically positioned diving support vessel, was acquired for $18.3 million in April 1998 with Offering proceeds and was chartered to DSND until December 31, 1999. We recognized $3.2 million in revenues and $2.0 million in gross profit during 1999 and $4.9 million in revenues and $4.1 million in gross profit during 1998 related to this charter. The Stephaniturm is currently on a two-year charter in the North Sea with an unrelated subsea contractor.

                    HORIZON OFFSHORE, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     In May 1998, we acquired the Pacific Horizon, a 350-foot pipebury barge, which was reconfigured as a derrick barge for a total cost of $23.4 million at December 31, 1999. Improvements totaled $3.2 million in 1999. The Pacific Horizon was placed into service in March 1999. This vessel was upgraded from an 800 ton lift capacity to a 1,000 ton lift capacity in March 2000.

     The Atlantic Horizon, a derrick barge, was acquired for $16.4 million in 1998 under a lease purchase arrangement, and we acquired title to the vessel by exercising the purchase option in November 1999. The Brazos Horizon, a pipelay/pipebury barge, was acquired in April 1999 for $5.8 million, which included the issuance of 133,300 shares of treasury stock with a fair value of $1.0 million.

5.  DISPOSITION OF ASSETS:

     We sold the marine base in Louisiana in December 1998 for $0.8 million in cash and recognized a $20,000 gain on the sale.

     As discussed in Note 1, three boats and certain equipment were sold to affiliated entities owned by the Principal Stockholders for $12.7 million in 1997. We used $12.0 million of the sales proceeds to repay a portion of the Principal Stockholders' debt. We accounted for the $3.2 million gain on the sale, net of taxes of approximately $1.6 million, as a capital contribution.

6.  NOTES PAYABLE (IN THOUSANDS):

                                                                                            DECEMBER 31,
                                                                                        --------------------
                                                                                          1999        1998
                                                                                        --------    --------
Term loan payable to The CIT Group due in 84 monthly installments, maturing
  June 30, 2006 secured by mortgages on all owned vessels. Interest at LIBOR
  plus 2.65% (8.09% and 8.25% at December 31, 1999 and 1998, respectively) ..........   $ 76,279    $ 50,000
Lease payable to leasing company in monthly installments begining
  July 31, 1998 maturing November 27, 1999, secured by a vessel .....................       --        14,811
Note payable to a foreign marine company including imputed interest at 10%, due in three annual installments of $1 million, maturing
  August 3, 2000 ....................................................................      1,000       2,000
Note payable to a foreign marine company including imputed interest at 10%, due
  in monthly installments beginning January 1, 1998, maturing December 31, 2001 .....      2,012       3,063
Revolving note payable to Wells Fargo Bank due December 31, 2001, secured by accounts receivables from customers. Interest at Wells Fargo Bank's prime rate plus 1/2% or LIBOR plus 2.0%, (7.44% and 8.25% at December 31, 1999 and 1998,
  respectively) .....................................................................       --          --
Total long-term debt ................................................................     79,291      69,874
Less -- Current maturities ..........................................................    (10,305)     (7,606)
                                                                                        --------    --------
Long-term debt, net of current maturities ...........................................   $ 68,986    $ 62,268
                                                                                        ========    ========

LOAN FACILITIES

     In December 1998, Horizon entered into a loan agreement with The CIT Group, Inc. providing for a $60 million term loan at a rate of LIBOR plus 2.65%. We initially borrowed $50 million in December 1998 and repaid the $36.4 million total outstanding debt balance under a prior credit facility with Den Norske Bank and the $7.6 million note payable to a subsidiary of the Principal Stockholder. During 1999, the term loan was amended to increase the amount that may be borrowed to $83.3 million, and we borrowed an additional $33.3 million. The outstanding balance of the term loan at December 31, 1999 was $76.3 million. The first advance of $50 million under the term loan is due in 84 monthly principal installments of $463,000, the second advance of $5 million is due in 84 monthly principal installments of $46,000, the third advance of $13.8 million is due in 84 monthly principal installments of $128,000, and the fourth advance of $14.5 million is due in 73 monthly installments of

                    HORIZON OFFSHORE, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

$154,490. The remaining principal balance is due at the end of the 84 months. The term loan is secured by mortgages on all owned vessels.

     We have a $30 million revolving credit facility with Wells Fargo Bank at LIBOR plus 2%. There were no borrowings outstanding under the $30 million revolver, and we had $9.9 million available based on the borrowing base calculation at December 31, 1999. Outstanding borrowings bear interest at LIBOR plus 2% and are secured by the accounts receivable from customers. The revolving credit facility matures on December 31, 2001.

     The term loan and revolving credit facility require that certain conditions be met in order for us to obtain advances. The term loan is secured by mortgages on all owned vessels. The revolving credit facility is secured by accounts receivable. Advances under the revolving credit facility may be obtained in accordance with a borrowing base defined as a percentage of accounts receivable balances. Both the CIT and Wells Fargo loan facilities require us to maintain certain financial ratios and contain certain covenants that limit our ability to incur additional debt, pay dividends, create certain liens, sell assets and make capital expenditures.

     We acquired the BRAZOS HORIZON in April 1999 for $5.8 million with proceeds from the term loan and the issuance of 133,300 shares of treasury stock with a fair value of $1.0 million. We acquired the ATLANTIC HORIZON, a derrick barge, under a lease purchase arrangement. We exercised the purchase option in November 1999, and refinanced the vessel with proceeds from the term loan.

     Maturities of long-term debt for each of the years ending December 31 are as follows (in thousands):

             2000.................................    $10,305
             2001.................................     11,218
             2002.................................      9,255
             2003.................................      9,255
             2004.................................      9,255
             Thereafter...........................     30,003
                                                      -------
                                                      $79,291
                                                      =======

INDEBTEDNESS TO RELATED PARTIES

     In 1997, Horizon was recapitalized through a series of transactions. The Principal Stockholders converted $21 million of the principal indebtedness and accrued interest to additional paid-in capital. We issued 10% Subordinated Notes due December 31, 2005 (Subordinated Notes) to the Principal Stockholders for the remaining outstanding indebtedness and for future advances in an aggregate amount not to exceed $24 million. In April 1998, we repaid our $23.8 million indebtedness under our Subordinated Notes with Offering proceeds.

     In July 1998, Horizon announced that its board of directors approved the repurchase of up to $10 million of outstanding common stock. The shares were purchased from time to time, subject to market conditions, in the open market or in privately negotiated transactions, and such repurchases were funded by borrowings provided by a wholly-owned subsidiary of one of the Principal Stockholders. We borrowed $7.6 million during 1998 under a promissory note payable to this subsidiary of the Principal Stockholder. The $7.6 million outstanding balance was repaid from proceeds of the term loan in December 1998.

                    HORIZON OFFSHORE, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

7.  INCOME TAXES:

     Income tax expense for the years ended December 31, 1999, 1998 and 1997 consists of (in thousands):

                                          YEAR ENDED DECEMBER 31,
                                         --------------------------
                                          1999      1998      1997
                                         ------    ------    ------
Federal
     Current.........................    $ --      $  715    $1,480
     Deferred........................     1,001     3,770    (1,480)
                                         ------    ------    ------
                                         $1,001    $4,485    $ --
                                         ======    ======    ======

     The income tax expense for the years ended December 31, 1999, 1998 and 1997 differs from the amount computed by applying the statutory federal income tax rate of 34 percent to consolidated income before income taxes as follows (dollars in thousands):

                                                                 DECEMBER 31,
                                         ------------------------------------------------------------
                                               1999                  1998                  1997
                                         ----------------      ----------------      ----------------
Expense computed at federal statutory
  rate...............................    $  911      34.0%     $5,761      34.0%     $  774      34.0%
Increase (decrease) in provision
  from:
     Nondeductible expenses..........        90       3.4          48       0.3          92       4.0
     Decrease in valuation allowance
       for deferred tax assets.......      --         --       (1,324)     (7.8)       (866)     (38.0)
                                         ------      ----      ------      ----      ------      ----
                                         $1,001      37.4%     $4,485      26.5%     $ --         --
                                         ======      ====      ======      ====      ======      ====

     The tax effects of the temporary differences that give rise to the significant portions of the deferred tax assets and liabilities are presented below (in thousands):

                                                             DECEMBER 31,
                                                        -----------------------
                                                          1999           1998
                                                        --------       --------
Assets --
     Net operating loss carryforward .............      $ 11,967       $  1,791
     Gain on asset sales .........................           965            965
     Contributions carryover .....................             5           --
     Fixed asset basis difference ................           585          1,014
     Alternative minimum tax .....................           917            985
                                                        --------       --------
          Total gross deferred tax asset .........        14,439          4,755
Liabilities --
     Book/tax depreciation difference ............        19,073          8,388
                                                        --------       --------
          Net deferred tax liability .............      $ (4,634)      $ (3,633)
                                                        ========       ========

     The realization of a significant portion of net deferred tax assets is based in part on our estimates of the timing of reversals of certain temporary differences and on the generation of taxable income before such reversals. The net operating loss carryforwards of approximately $34.2 million at December 31, 1999 begin to expire in the year 2012. Our ability to utilize the net operating loss carryforward could be limited by a change in ownership as defined by federal income tax regulations.

8.  COMMITMENTS AND CONTINGENCIES:

LITIGATION

     We are involved in various routine legal proceedings primarily involving claims for personal injury under the Jones Act and general maritime laws which we believe are incidental to the conduct

                    HORIZON OFFSHORE, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

of our business. We believe that none of these proceedings in the aggregate, if adversely determined, would have a material adverse effect on our business.

LEASES

     We lease office space at various locations under operating leases that expire through November 2001. Rental expense was $0.7 million for 1999, $0.6 million for 1998 and $0.3 million for 1997. Future minimum non-cancelable lease commitments under these agreements for the years ended December 31 are as follows (in thousands):

              2000..........................    $  675
              2001..........................       620
                                                ------
                                                $1,295
                                                ======

INSURANCE

     We participate in a retrospectively rated insurance agreement. In our opinion, we have adequately accrued for all liabilities arising from these agreements based upon the total incremental amount that would be paid based upon the with-and-without calculation assuming experience to date and assuming termination.

EMPLOYMENT AGREEMENTS

     We have entered into employment agreements with four executive officers that expire beginning in April 2001 through August 2002 and we have purchased $5 million in "key-man" life insurance with respect to our Chief Executive Officer, for which Horizon is the named beneficiary.

9.  EMPLOYEE BENEFIT PLAN:

     We have a 401(k) Plan for all eligible employees and we make annual contributions to the plan, at the discretion of management. We made contributions of $238,000 to the plan during 1999 and $123,000 during 1998. We did not make any contributions to the plan prior to 1998. We intend to make future contributions with Horizon common stock or cash.

10.  STOCKHOLDERS' EQUITY:

PUBLIC OFFERING OF COMMON STOCK

     In April 1998, we completed the Offering of 5,750,000 shares of common stock at $13.00 per share and received $68.6 million, net of $6.2 million of underwriting commissions and discounts and expenses. We used the net proceeds of the Offering to repay $23.8 million of outstanding subordinated notes, to acquire the Stephaniturm, a 230-foot diving support vessel, for $18.3 million, and used the remaining net proceeds to expand our fleet.

STOCK SALES

     In December 1997, we issued 326,480 shares of the common stock to a company controlled by one of our directors, pursuant to a subscription agreement. The shares were sold at $2.91 per share, the same per share price paid by DSND. The receivable was fully paid in January 1998. In addition, the Principal Stockholders sold 858,440 shares of common stock to our officers and key employees at $2.91 per share, the same per share price paid by DSND.

STOCK SPLIT

     In January 1998, we effected a 220 for one stock split. The effect of the stock split has been retroactively reflected in the accompanying financial statements as of the earliest period.

                    HORIZON OFFSHORE, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

STOCK OPTIONS

     In January 1998, the board of directors and the stockholders approved the Stock Incentive Plan (the Plan). The Plan provides for the granting of stock options to directors, executive officers, other employees and certain non-employee consultants. The Plan has 1.9 million shares available for issuance as optioned shares and terminates in April 2009. In general, the terms of the option awards (including vesting schedules) will be established by the Compensation Committee of the board of directors. We granted options to purchase 694,000 shares of common stock at $13.00, the IPO price, on April 1, 1998. These options will be fully vested at April 1, 2003. We had outstanding options covering an aggregate of 677,500 shares of common stock as of December 31, 1998, and 1.9 million shares of common stock as of December 31, 1999.

     Horizon follows Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," which permits one of two methods for accounting for stock options. We have elected the method that only requires note disclosure of stock based compensation. Because of this election, we are required to account for our employee stock-based compensation plan under Accounting Principles Board (APB) Opinion No. 25 and its related interpretations. In accordance with APB No. 25, deferred compensation is recorded for stock-based compensation grants based on the excess of the estimated fair value of the common stock on the measurement date over the exercise price. The deferred compensation is amortized over the vesting period of each unit of stock-based compensation grant, which is generally three years. If the exercise price of the stock-based compensation grants is equal to the estimated fair value of Horizon's stock on the date of grant, no compensation expense is recorded.

     The following pro forma information is required by SFAS No. 123, and has been determined as if Horizon had accounted for its employee stock options under the fair-value method as defined by SFAS No. 123. The fair value of these options was estimated at the date of grant using the Black-Scholes method and the following assumptions for 1999: volatility of 53.22%, risk-free interest rate of 5.46%, expected option lives of ten years, and no dividends, and 1998: volatility of 39.94%, risk-free interest rate of 5.89%, expected option lives of ten years, and no dividends.

     For purposes of pro forma disclosures, the estimated fair value of the option is amortized to expense over the vesting period of the options using the straight-line method. Horizon's pro forma information follows:

                                                 1999      1998
                                                ------    -------
       Net Income:
            As reported.....................    $1,679    $12,460
            Pro Forma.......................       (79)    11,392
       Basic and diluted EPS:
            As reported.....................    $ 0.09    $  0.69
            Pro Forma.......................     (0.00)      0.63

                    HORIZON OFFSHORE, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following table summarizes activity under the Plan for the years ended December 31, 1999 and 1998:

                                                           WEIGHTED
                                          SHARES         AVERAGE PRICE
                                         ---------       -------------
Granted..............................      694,000          $13.00
Forfeited and canceled...............      (16,500)         $13.00
                                         ---------
Outstanding at December 31, 1998.....      677,500          $13.00
Granted..............................    1,328,000          $ 6.28
Forfeited and canceled...............      (96,500)         $ 5.69
                                         ---------
Outstanding at December 31, 1999.....    1,909,000          $ 8.67
                                         =========

     The following table summarizes information on stock options outstanding and exercisable as of December 31, 1999, pursuant to the Incentive Plan:

                                                        OPTIONS OUTSTANDING                             OPTIONS EXERCISABLE
                                                        -------------------                        -----------------------------
                                                         WEIGHTED AVERAGE                                            WEIGHTED
              RANGE OF                     SHARES            REMAINING         WEIGHTED AVERAGE      SHARES          AVERAGE
           EXERCISE PRICES               OUTSTANDING     CONTRACTUAL LIFE       EXERCISE PRICE     EXERCISABLE    EXERCISE PRICE
           ---------------               -----------    -------------------    ----------------    -----------    --------------
$12.00 to 13.00......................       686,000            8.23                 $13.00           135,121          $13.00
$5.50 to 7.50........................     1,223,000            9.55                 $ 6.24            --              --
$5.50 to 13.00.......................     1,909,000            9.08                 $ 8.67           135,121          $13.00
                                         ==========            ====                 ======           =======          ======

Unexercised options expire ten years from the date of issue.

LITIGATION SETTLEMENT

     One of our subsidiaries, a Principal Stockholder and other persons were defendants in a lawsuit filed by a former member and employee of the subsidiary. The actions were settled in February 1998 with the Principal Stockholder paying $150,000 and each party completely releasing the other from any further liability. Since we benefited from this settlement, we recorded the $150,000 as an expense and a capital contribution in the accompanying consolidated financial statements.

TREASURY STOCK

     In July 1998, the board of directors approved the repurchase of up to $10 million of outstanding common stock. Shares have been purchased from time to time, subject to market conditions, in the open market or in privately negotiated transactions. As of December 31, 1999, we had repurchased 1,158,800 shares of common stock for a total cost of $7.6 million, and we re-issued 133,300 shares of treasury stock in connection with the purchase of the Brazos Horizon. As of December 31, 1999, treasury stock consisted of 1,025,500 shares at a cost of $6.7 million. Treasury stock is stated at the average cost basis. See Note 6.

11.  RELATED PARTY TRANSACTIONS:

     In our opinion, all of the transactions described below were effected on terms at least as favorable to us as those which could have been obtained from unaffiliated third parties.

     In August 1998, we entered into a master services agreement with Odyssea Marine, Inc. (Odyssea), an entity wholly owned by the Principal Stockholders, to charter certain marine vessels from Odyssea. As of December 31, 1999, we owed Odyssea $30,000 for charter services compared to $1.1 million at December 31, 1998. During 1999, Odyssea billed Horizon $3.7 million and Horizon paid Odyssea $4.8 million for services rendered under the agreement.

     In August 1998, we entered into an agreement with Prime Natural Resources, Inc. (Prime), an entity that is majority-owned by one of the Principal Stockholders, to perform marine construction

                    HORIZON OFFSHORE, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

work. Prime awards contracts to us on the basis of a competitive bid process. As of December 31, 1999, the outstanding receivable balance from Prime was $3.1 million, which was paid in full as of March 15, 2000, compared to $1.3 million at December 31, 1998. We billed Prime $5.4 million for services rendered under the agreement during 1999 and $1.6 million in 1998.

12.  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED):

     The marine construction industry in the Gulf of Mexico is seasonal, with contracts being awarded in the spring and early summer and the work being performed before the onset of adverse winter weather conditions. Seasonality and adverse weather conditions historically have resulted in lower revenues in the fourth and first quarters. Full year results are not a direct multiple of any quarter or combination of quarters because of this seasonality.

     The following table sets forth selected quarterly information for 1999 and 1998. We believe that all necessary adjustments have been indicated in the amount stated below to present fairly the results of such years.

                                                            1999 QUARTER ENDED
                                         ---------------------------------------------------------
                                          MARCH 31        JUNE 30      SEPTEMBER 30    DECEMBER 31
                                         -----------    -----------    ------------    -----------
                                              (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Contract revenues....................        $12,357        $23,437        $36,286         $16,935
Gross profit (loss)..................          2,266          6,834          8,113            (379)
Operating income (loss)..............            (76)         4,705          5,837          (2,675)
Net income (loss)....................           (605)         2,305          2,748          (2,769)
Net income (loss) per share..........       $  (0.03)       $  0.12        $  0.15         $ (0.15)
Weighted average shares..............     18,669,793     18,870,580     18,921,705      18,800,980
                                                            1998 QUARTER ENDED
                                         ---------------------------------------------------------
                                          MARCH 31        JUNE 30      SEPTEMBER 30    DECEMBER 31
                                         -----------    -----------    ------------    -----------
                                              (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Contract revenues....................        $18,611        $34,311        $34,894        $ 31,986
Gross profit.........................          5,384          8,791          7,349           6,317
Operating income.....................          3,445          6,988          5,041           4,247
Net income...........................          2,644          4,799          2,949           2,068
Net income per share.................        $  0.19        $  0.24        $  0.15         $  0.11
Weighted average shares..............     14,076,480     19,608,607     19,740,572      18,867,213

PROSPECTUS

                             Horizon Offshore, Inc.
                                  $125,000,000
                                  Common Stock
                                Preferred Stock
                               Depositary Shares
                                    Warrants
                                Debt Securities
                         Guarantees of Debt Securities

     We may offer and sell from time to time:

     o  common stock;

     o  preferred stock;

     o  depositary shares representing preferred stock;

     o  warrants to purchase common stock;

     o  debt securities; and

     o guarantees by one or more of our subsidiaries of the payment of debt securities we issue.

     We will provide the specific terms and initial public offering prices of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest. We will not use this prospectus to confirm sales of any securities unless it is attached to a prospectus supplement.

     We may sell these securities to or through underwriters and also to other purchasers or through agents. The names of any underwriters or agents will be stated in an accompanying prospectus supplement.

     We may also allow selling stockholders, including our largest stockholders, Westgate International, L.P. and Highwood Partners, L.P., to offer and sell up to 4,300,000 shares of common stock under this prospectus. For additional information on the methods of sale, you should refer to the section entitled "Plan of Distribution."

     Our common stock is traded on the Nasdaq National Market under the symbol "HOFF."

     SEE "RISK FACTORS" ON PAGE 5 FOR INFORMATION THAT YOU SHOULD CONSIDER BEFORE PURCHASING THESE SHARES.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED ON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS AND ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  THE DATE OF THIS PROSPECTUS IS OCTOBER 11, 2000.

                               TABLE OF CONTENTS

                                         PAGE
                                         ----
ABOUT THIS PROSPECTUS................      3
WHERE YOU CAN FIND MORE
  INFORMATION........................      3
FORWARD-LOOKING STATEMENTS...........      4
THE COMPANY..........................      4
RISK FACTORS.........................      5
RATIO OF EARNINGS TO FIXED CHARGES...      7
USE OF PROCEEDS......................      8
DESCRIPTION OF COMMON STOCK..........      8
DESCRIPTION OF PREFERRED STOCK.......     11
DESCRIPTION OF DEPOSITARY SHARES.....     12
DESCRIPTION OF DEBT SECURITIES.......     13
SELLING STOCKHOLDERS.................     20
PLAN OF DISTRIBUTION.................     20
LEGAL MATTERS........................     21
EXPERTS..............................     21

                               ------------------
     YOU SHOULD RELY ONLY ON INFORMATION INCORPORATED BY REFERENCE OR PROVIDED IN THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT. WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT INFORMATION.

     WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED.

     YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT COVER OF THOSE DOCUMENTS.

                             ABOUT THIS PROSPECTUS
     This prospectus is part of a registration statement that we filed with the U.S. Securities and Exchange Commission using a "shelf" registration process. This means:

     o we may issue any combination of securities covered by this prospectus from time to time;

     o we will provide a prospectus supplement each time we issue the securities; and

     o the prospectus supplement will provide specific information about the terms of that offering and also may add, update or change information contained in this prospectus.

     Under the shelf process, selling stockholders may also sell common stock under this prospectus, up to a total of 4,300,000 shares. The selling stockholders may include our largest stockholders Highwood Partners, L.P. and Westgate International, L.P. The selling stockholders will be identified, and the number of shares of common stock to be offered by them will be specified, in a supplement to this prospectus. We will not receive proceeds from any sale of common stock by selling stockholders.

     You should read both this prospectus and the accompanying prospectus supplement together with additional information described below under the heading "Where You Can Find More Information."

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You can inspect and copy that information at the public reference rooms of the SEC at its offices located at 450 Fifth Street, NW, Washington, D.C. 20549, and at its regional offices located at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can call the SEC at 1-800-SEC-0330 for more information about the public reference rooms. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants, like us, that file reports with the SEC electronically. The SEC's Internet address is http://www.sec.gov.

     We maintain an Internet site at http://www.horizonoffshore.com that contains information about our business. The information contained at our Internet site is not part of this prospectus.

     We have filed a registration statement and related exhibits with the SEC to register the securities offered by this prospectus. The registration statement contains additional information about us and our securities. You may inspect the registration statement and exhibits without charge at the SEC's public reference rooms, and you may obtain copies from the SEC at prescribed rates.

     The SEC allows us to "incorporate by reference" the information we file with it, which means:

     o  incorporated documents are considered part of the prospectus;

     o we can disclose important information to you by referring you to those documents; and

     o information that we file with the SEC will automatically update and supersede this incorporated information.

     We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities:

     o Our quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2000 (filed with the SEC on May 15, 2000);

     o Our quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2000 (filed with the SEC on August 14, 2000);

     o Our annual report on Form 10-K for the fiscal year ended December 31, 1999 (filed with the SEC on March 30, 2000);

     o Our definitive proxy statement, dated May 5, 2000, and filed with the SEC on May 2, 2000;

     o The description of our common stock set forth in our registration statement on Form 8-A, filed with the SEC on January 22, 1998, by incorporation by reference to the description of our capital stock provided under the heading "Description of Capital Stock" of our registration statement on Form S-1, File No. 333-43965, originally filed with the SEC on January 9, 1998; and

     o All documents filed by us with the SEC pursuant to Sections 13(a), 14 or 15(d) of the Securities Exchange Act after the date of this prospectus and prior to the termination of this offering.

     At your request, we will provide you with a free copy of any of these filings (except for exhibits, unless the exhibits are specifically incorporated by reference into the filing). You may request copies by writing or telephoning us at:

                               Horizon Offshore, Inc.
                      2500 CityWest Boulevard, Suite 2200
                              Houston, Texas 77042
                              Attn: David W. Sharp
                                 (713) 361-2600

                           FORWARD-LOOKING STATEMENTS

     Some of the information included in this prospectus and in the documents that we have incorporated by reference contain "forward-looking statements." Forward-looking statements include, among other things, business strategy and expectations concerning industry conditions, market position, future operations, margins, profitability, liquidity and capital resources. Forward-looking statements generally can be identified by the use of words such as "may," "will," "expect," "intend," "estimate," "anticipate" or "believe" or similar language.

     Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions. Our future results may differ significantly from those expressed in or implied by the forward-looking statements contained in this prospectus and in the information incorporated in this prospectus. Many of the factors that will determine these results are beyond our ability to control or predict. We caution you that a number of important factors could cause actual results to be very different from and worse than our expectations expressed in or implied by any forward-looking statement. These factors include, but are not limited to, those discussed in "Risk Factors" beginning on page 5. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date they are made. We undertake no obligation to publicly update our forward-looking statements.

                                  THE COMPANY

     We provide marine construction services to the offshore oil and gas industry. We operate primarily in the U.S. Gulf of Mexico, and have recently expanded our operations to offshore Mexico and Central and South America. Our marine fleet consists of eleven vessels, ten of which are currently operational. We have also established alliances with selected offshore service and energy companies to broaden the range of services we offer our customers and help us expand our operations internationally. The primary services we provide include:

     o installing pipelines and smaller diameter rigid and coiled-line pipe in water depths up to 850 feet;

     o  providing pipebury, hook-up and commissioning services; and

     o installing production platforms and other structures and then abandoning and salvaging them at the end of their life cycles.

     Our principal executive offices are located at 2500 CityWest Boulevard, Suite 2200, Houston, Texas 77042 and our telephone number at our offices is
(713) 361-2600.

                                  RISK FACTORS

     YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS, IN ADDITION TO THE OTHER INFORMATION SET FORTH OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, BEFORE PURCHASING ANY OF OUR SECURITIES. EACH OF THESE RISK FACTORS COULD ADVERSELY AFFECT OUR BUSINESS, OPERATING RESULTS AND FINANCIAL CONDITION, AS WELL AS ADVERSELY AFFECTING THE VALUE OF AN INVESTMENT IN OUR SECURITIES.

INDUSTRY VOLATILITY MAY ADVERSELY AFFECT OUR RESULTS OF OPERATIONS

     The demand for our services depends on the level of capital expenditures by oil and gas companies for developmental construction. As a result, the cyclical nature of the oil and gas industry has a significant effect on our revenues and profitability. Historically, prices of oil and gas, as well as the level of exploration and development activity, have fluctuated substantially. Any significant decline in the worldwide demand for oil and gas, or prolonged low oil or gas prices in the future, will likely depress development activity. We are unable to predict future oil and gas prices or the level of oil and gas industry activity. A prolonged low level of activity in offshore drilling and exploration will adversely affect our revenues and profitability.

OUR RAPID GROWTH AND GROWTH STRATEGY INVOLVE RISKS

     We have grown rapidly both through internal growth and acquisitions of additional barges and vessels. Future acquisitions of other complementary businesses and marine equipment are key elements of our growth strategy. If we are unable to purchase additional equipment or other vessels on favorable financial or other terms or to manage acquired businesses or vessels, this could adversely affect our revenues and profitability. We cannot assure you that we will be able to identify or acquire equipment or businesses. In addition, any such future acquisitions may involve potential delays and increased costs. If we acquire new vessels, we may need to upgrade or refurbish the vessels. If we experience delays or cost increases in upgrading or refurbishing the vessels, our operating results will be negatively affected.

OPERATING HAZARDS MAY INCREASE OUR OPERATING COSTS; WE HAVE LIMITED INSURANCE COVERAGE

     Offshore construction involves a high degree of operational risk. Risks of vessels capsizing, sinking, grounding, colliding and sustaining damage from severe weather conditions are inherent in offshore operations. These hazards may cause significant personal injury or property damage, environmental damage, and suspension of operations. In addition, we may be named as a defendant in lawsuits involving potentially large claims as a result of such occurrences. We maintain what we believe is prudent insurance protection. However, we cannot assure that our insurance will be sufficient or effective under all circumstances. A successful claim for which we are not fully insured may have a material adverse effect on our revenues and profitability.

WE OPERATE IN A HIGHLY COMPETITIVE INDUSTRY

     Our business is highly competitive because construction companies operating offshore compete vigorously for available projects, which are typically awarded on a competitive bid basis. This competitive bid process could adversely affect our growth because our expansion strategy depends on being awarded projects in areas where we have not performed operations.

     Several of our competitors and potential competitors are larger and have greater financial and other resources than us. Competitors with greater financial resources may be willing to sustain losses on certain projects to prevent further market entry by other competitors. In addition, marine construction vessels have few alternative uses and high maintenance costs, whether they are operating or not. As a result, some companies may bid contracts at rates below our rates. These factors may adversely affect the number of contracts that are awarded to us. Additionally, as a result of the competitive bidding process, our significant customers vary over time.

THE SEASONALITY OF THE MARINE CONSTRUCTION INDUSTRY MAY ADVERSELY AFFECT OUR OPERATIONS

     Historically, the greatest demand for marine construction services has been during the period from May to September. This seasonality of the construction industry in the Gulf is caused both by weather conditions and by the historical timing of capital expenditures by oil and gas companies which accompanies this. As a result, revenues are typically higher in the summer months and lower in the winter months. Although we plan to offset Gulf seasonalities by pursuing business opportunities in international areas, we cannot assure that such expansion will offset the seasonality of our operations in the Gulf.

OUR ACQUISITION GROWTH STRATEGY MAY REQUIRE ADDITIONAL FINANCING

     Our acquisition strategy may require significant amounts of additional capital. We may have to incur substantial indebtedness to finance future acquisitions and may issue additional equity securities in connection with such acquisitions.

WE INCUR RISKS ASSOCIATED WITH CONTRACT BIDDING

     Substantially all of our projects are performed on a fixed-price basis. Changes in offshore job conditions and variations in labor and equipment productivity may affect the revenue and costs on a contract. These variations may affect our gross profits. In addition, during the summer construction season, we typically bear the risk of delays caused by adverse weather conditions.

WE UTILIZE PERCENTAGE-OF-COMPLETION ACCOUNTING

     Since our contract revenues are recognized on a percentage-of-completion basis, we periodically review contract revenue and cost estimates as the work progresses. Accordingly, adjustments are reflected in income in the period when such revisions are determined. To the extent that these adjustments result in a reduction of previously reported profits, we would recognize a charge against current earnings that may be significant depending on the size of the adjustment.

WE ARE DEPENDENT ON KEY PERSONNEL

     Our success depends on, among other things, the continued active participation of our executive officers and certain of our other key operating personnel. Our officers and personnel have extensive experience in the marine construction industry, both domestically and internationally. The loss of the services of any one of these persons could impact adversely our ability to implement our expansion strategy.

OUR PRINCIPAL STOCKHOLDERS HAVE SUBSTANTIAL CONTROL

     Westgate International, L.P. and Highwood Partners, L.P. are our two largest stockholders. They each beneficially own approximately 24.6% of our outstanding common stock. As a result, each exercises substantial influence on, and together they control, the outcome of most matters requiring a stockholder vote, including the election of directors.

WE MAY INCUR ADDITIONAL EXPENDITURES TO COMPLY WITH GOVERNMENTAL REGULATIONS

     Our operations are subject to various governmental regulations, violations of which may result in civil and criminal penalties, injunctions, and cease and desist orders. In addition, some environmental statutes may impose liability without regard to negligence or fault. Although our cost of compliance with such laws has to date been immaterial, such laws are changed frequently. Accordingly, it is impossible to predict the cost or impact of such laws on our future operations.

     We depend on demand for our services from the oil and gas industry, and this demand may be affected by changing tax laws and oil and gas regulations. As a result, the adoption of laws that curtail oil and gas production in our areas of operation may adversely affect us. We cannot determine to what extent our operations may be affected by any new regulations or changes in existing regulations.

OUR INTERNATIONAL OPERATIONS ARE SUBJECT TO SIGNIFICANT RISKS

     A key element of our expansion strategy has been to expand our operations into international oil and gas producing areas, which we will continue to do. These international operations are subject to a number of risks inherent in any business operating in foreign countries including, but not limited to:

     o  political, social, and economic instability;

     o  potential seizure or nationalization of assets;

     o  increased operating costs;

     o  modification or renegotiating of contracts;

     o  import-export quotas; and

     o  other forms of government regulation which are beyond our control.

Our international operations have not yet been affected materially by such conditions or events, but if our international operations expand, the exposure to these risks will increase. As a result, we could, at any one time, have a significant amount of our revenues generated by operating activity in a particular country. Therefore, our results of operations could be susceptible to adverse events beyond our control that could occur in the particular country in which we are conducting such operations.

     Additionally, our competitiveness in international market areas may be adversely affected by regulations, including but not limited to regulations requiring:

     o  the awarding of contracts to local contractors;

     o  the employment of local citizens; and

     o the establishment of foreign subsidiaries with significant ownership positions reserved by the foreign government for local citizens.

     We cannot predict what types of the above events may occur.

RISKS ASSOCIATED WITH OUR JOINT VENTURE OPERATIONS

     We believe that we will conduct many of our international operations through joint ventures, jointly managed by us and the joint venture partner. Our joint venture with DSND and the operating vessels made available to us will operate in the Gulf of Mexico, offshore Mexico and Canada, and in the Caribbean. Under its terms, we do not have the ability to fully control the business and affairs of the joint venture. We anticipate entering into additional joint ventures with other entities if we expand into other international market areas. We cannot assure that we will undertake such joint ventures or, if undertaken, that such joint ventures will be successful.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth our ratio of earnings to fixed charges for the years indicated:

                                             YEAR ENDED DECEMBER 31,
                                         --------------------------------    SIX MONTHS ENDED
                                         1996     1997     1998     1999       JUNE 30, 2000
                                         -----    -----    -----    -----    -----------------
Ratio of earnings to fixed charges...     --(1)    2.14     4.94     1.41          0.96

------------

(1) Results are from inception (December 20, 1995) through December 31, 1996. Earnings during this period were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $11.2 million.

     For the purpose of computing these ratios, earnings consist of:

     o  income from continuing operations before income taxes;

     o  plus fixed charges; and

     o  less capitalized interest.

     Fixed charges are defined as the sum of the following:

     o  all interest expense;

     o the portion of net rental expense which is deemed representative of the interest factor;

     o  amortization of debt issuance expense; and

     o  capitalized interest.

                                 USE OF PROCEEDS

     Unless we specify otherwise in the applicable prospectus supplement, we will use the net proceeds from the sale of offered securities for general corporate purposes, which may include:

     o  repaying debt;

     o  funding capital expenditures, including paying for acquisitions; and

     o  providing working capital.

We may temporarily invest the net proceeds we receive from any offering of securities or use the net proceeds to repay short-term debt until we can use them for their stated purposes.

                           DESCRIPTION OF COMMON STOCK

     As of the date of this prospectus, we are authorized to issue up to 35,000,000 shares of common stock. As of October 1, 2000, we had issued and outstanding 18,837,409 shares of common stock. As of that date, we also had approximately 1,998,674 shares of common stock reserved for issuance upon exercise of options or in connection with other awards outstanding under various employee or director incentive, compensation and option plans. The outstanding shares of our common stock are fully paid and nonassessable. The holders of our common stock are not entitled to preemptive or redemption rights. Shares of our common stock are not redeemable and are not convertible into shares of any other class of capital stock.

     The transfer agent and registrar for our common stock is Mellon Investor Services, LLC, Overpeck Centre, 85 Challenger Road, Ridgefield Park, New Jersey 07660.

DIVIDENDS

     Subject to any preferences accorded to the holders of our preferred stock, if and when issued by the board of directors, holders of our common stock are entitled to dividends at such times and amounts as our board of directors may determine.

VOTING RIGHTS

     Each holder of our common stock is entitled to one vote for each share of common stock held of record on all matters as to which our stockholders are entitled to vote. Holders of our common stock are not allowed to cumulate votes for the election of directors.

RIGHTS UPON LIQUIDATION

     In the event of our voluntary or involuntary liquidation, dissolution or winding up, the holders of our common stock will be entitled to share equally in any of our assets available for distribution after the payment in full of all debts and distributions and after the holders of all series of outstanding preferred stock have received their liquidation preferences in full.

PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND BY-LAWS

     Our certificate of incorporation and by-laws contain provisions that may have an adverse effect on the ability of our stockholders to influence our corporate governance. Summaries of the provisions described in the preceding paragraph, and certain provisions of Delaware law, are set forth below. However, you should read our certificate of incorporation and by-laws for a more complete description of the rights of holders of our common stock.

     CLASSIFIED BOARD OF DIRECTORS. Our certificate of incorporation and by-laws provide for our board of directors to be divided into three classes, with each class to be as equal in number of directors as possible. The three classes serve staggered terms, with each class of directors elected to serve for three years. Each director serves until the end of his term or until his successor is duly elected and has qualified.

     SIZE OF BOARD OF DIRECTORS; REMOVAL OF DIRECTORS; FILLING OF VACANCIES. Our certificate of incorporation and by-laws provide that the number of members of our board of directors shall be fixed from time to time by our board, but may not be fewer than the number required by Delaware law. The affirmative vote of 80% of our outstanding shares of voting stock is required to remove one of our directors from office. Any new directorships created from an increase in the number of our directors may be filled by our board. Our certificate and by-laws require that any vacancies on our board resulting from the death, resignation or removal of one of our directors be filled only by the affirmative vote of a majority of our continuing directors.

     STOCKHOLDER ACTION BY UNANIMOUS CONSENT. Under Delaware law, stockholders may act by written consent if such consent is signed by stockholders having the same amount of voting power that would be sufficient to take such action at an annual or special meeting. However, Delaware law also allows a corporation, in its certificate of incorporation, to restrict or limit this ability of stockholders to act by written consent. Our certificate of incorporation restricts stockholders from acting unless such action takes place at a duly called meeting of our stockholders or by unanimous written consent of our stockholders.

     AMENDMENT OF BY-LAWS. Under Delaware law, the power to adopt, amend or repeal by-laws is conferred upon stockholders. However, a corporation may, in its certificate of incorporation, also confer such power upon the board of directors. Our certificate of incorporation and by-laws grant such powers to our board. Our stockholders may adopt, amend or repeal our by-laws, but may only do so at a regular or special meeting by the affirmative vote of 80% of our outstanding voting stock.

     AMENDMENT OF CERTIFICATE OF INCORPORATION. Delaware law provides that, if not otherwise specified in the certificate of incorporation, a corporations certificate of incorporation may be amended by the majority vote of its stockholders. Our certificate of incorporation requires the affirmative vote of 80% of our voting stock to amend any provisions of our certificate regarding:

     o  stockholder unanimous written consents;

     o  filing vacancies on our board;

     o  the removal of our directors;

     o  the limitation of liability of our directors;

     o  any business combination; and

     o  any amendments to our certificate of incorporation or by-laws.

     ADVANCE NOTICE OF STOCKHOLDER NOMINATIONS AND STOCKHOLDER BUSINESS. Our by-laws permit a stockholder to nominate a person for election as a director or propose other matters to be brought before a stockholders' meeting only if such stockholder has held at least 1% of our voting stock for at least one year. Subject to exceptions in the case of special meetings, a stockholder must provide written notice of an intent to nominate or bring business at least 60 and no more than 270 days prior to the first anniversary of the preceding year's annual meeting. The required notice must contain:

     o  the name, age and address of the proposing stockholder;

     o  the name of any person acting in concert with such stockholder;

     o the number of shares of our voting stock held by the stockholder and the date acquired; and

     o a representation by the stockholder that they are a holder of record of our stock and will appear at the meeting to make the nomination or bring up the matter.

If one of our stockholders wishes to make a nomination for election to our board, the required notice must also contain:

     o  the name, age, address and principal occupation of each nominee;

     o a description of any arrangements between the nominating stockholder and the nominee;

     o  the consent of each nominee to serve as a director if elected; and

     o any other information required to be included in a proxy statement by the proxy rules of the SEC.

If a stockholder wishes to propose business to be conducted at any meeting of our stockholders, the required notice must also set forth a brief description of the business and the interest of the stockholder in such business.

     Our by-laws provide that, with respect to any business other than the election of directors, the Company may disregard proposals that:

     o are substantially repetitive of a proposal already received by us that will be voted upon at an upcoming meeting;

     o deal with substantially the same subject matter as a prior proposal voted upon within the last five years that failed to receive, depending on the circumstances, affirmative votes from between 3% and 10% of our voting stock; or

     o are not proper subjects for stockholder action, as determined by our board of directors.

     DELAWARE SECTION 203. We are subject to Section 203 of the Delaware General Corporation Law, which imposes a three-year moratorium on the ability of Delaware corporations to engage in a wide range of specified transactions with any interested stockholder. An interested stockholder includes, among other things, any person other than the corporation and its majority-owned subsidiaries who owns 15% or more of any class or series of stock entitled to vote generally in the election of directors. However, the moratorium will not apply if, among other things, the transaction is approved by:

     o the corporation's board of directors prior to the date the interested stockholder became an interested stockholder; and

     o the holders of not less than a majority of the outstanding shares of each class or series of stock entitled to vote generally in the election of directors.

     SPECIAL MEETING OF STOCKHOLDERS. Our by-laws provide that a special meeting of our stockholders may be called only upon a written request to our secretary by the beneficial owners of at least 35% of our outstanding voting stock. Our by-laws also set forth specific requirements as to the content of such notice, including:

     o  a brief description of the action to be taken at the meeting;

     o the name and address of each beneficial owner in the group making the request;

     o the number of shares of voting stock owned by each such person and the date acquired;

     o a representation that at least one beneficial owner or representative will appear at the meeting;

     o if the proposed action includes a proposal to amend our certificate or incorporation or by-laws, the text of the proposed amendment.

     LIMITATION OF DIRECTORS' LIABILITY. Our certificate of incorporation contains provisions eliminating the personal liability of our directors to our company and our stockholders for monetary damages for breaches of their fiduciary duties as directors to the fullest extent permitted by Delaware law. Under Delaware law and our certificate of incorporation, our directors will not be liable for a breach of his or her fiduciary duty except for liability for:

     o a breach of his or her duty of loyalty to our company or our stockholders;

     o acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

     o dividends or stock repurchases or redemptions that are unlawful under Delaware law; and

     o any transaction from which he or she receives an improper personal benefit.

Our certificate of incorporation also provides that if Delaware law is at any time amended to authorize the further limitation of liability of a director, then the liability of our directors shall be likewise limited. These provisions pertain only to breaches of duty by directors as directors and not in any other corporate capacity, such as officers. In addition, these provisions limit liability only for breaches of fiduciary duties under Delaware corporate law and not for violations of other laws such as the federal securities laws.

     As a result of these provisions in our certificate of incorporation, our stockholders may be unable to recover monetary damages against directors for actions taken by them that constitute negligence or gross negligence or that are in violation of their fiduciary duties. However, our stockholders may obtain injunctive or other equitable relief for these actions. These provisions also reduce the likelihood of derivative litigation against our directors that might have benefitted us.

REGISTRATION RIGHTS AGREEMENT

     We entered into a registration rights agreement with our two principal stockholders, Highwood Partners, L.P. and Westgate International, L.P., whereby they would both have limited rights to require us to register under the Securities Act of 1933 shares of common stock owned by them. Under the registration rights agreement, either of them may demand that we register common stock that they hold as long as that stockholder proposes to register at least five percent of its holdings of our common stock. They may not require us to make more than one such demand registration per year nor more than three during the term of the registration rights agreement. Additionally, if we propose to register shares of our common stock for our own account or for that of another stockholder, both Highwood and Westgate have the right to require us to register common stock held by them on the same terms and conditions.

                         DESCRIPTION OF PREFERRED STOCK

     Our certificate of incorporation authorizes our board of directors to issue up to 5,000,000 shares of preferred stock, par value $1.00 per share, in one or more series. The number of authorized shares of preferred stock may be increased or decreased by the affirmative vote of the holders of a majority of our outstanding stock without the separate vote of holders of preferred stock as a class.

     Each series of preferred stock will have specific financial and other terms which will be described in a prospectus supplement. The description of the preferred stock that is set forth in any prospectus supplement is not complete without reference to the documents that govern the preferred stock, including our certificate of incorporation and the certificate of designation relating to the applicable series of preferred stock. These documents have been or will be included or incorporated by reference as exhibits to the registration statement of which this prospectus is a part.

     Our board of directors is authorized to designate, for each series of preferred stock, the preferences, qualifications, limitations, restrictions and optional or other special rights of such series, including, but not limited to:

     o  the number of shares in the series;

     o  the name of the series;

     o the dividend rate or basis for determining such rate if any, on the shares of the series;

     o whether dividends will be cumulative and, if so, from which date or dates;

     o whether the shares of the series will be redeemable and if so, the dates, prices and other terms and conditions of redemption;

     o whether we will be obligated to purchase or redeem shares of the series pursuant to a sinking fund or otherwise, and the prices, periods and other terms and conditions upon which the shares of the series will be redeemed or purchased;

     o the rights, if any, of holders of the shares of the series to convert such shares into, or exchange such shares for, shares of any other class of stock;

     o whether the shares of the series will have voting rights, in addition to the voting rights provided by law, and, if so, the terms of those voting rights; and

     o the rights of the shares of the series in the event of our liquidation, dissolution or winding up.

Thus, our board of directors could authorize us to issue preferred stock with voting, conversion and other rights that could adversely affect the voting power and other rights of holders of our common stock or other series of preferred stock. Also, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company.

     The shares of preferred stock of any one series will be identical except for the dates from which dividends will cumulate, if at all. The shares of preferred stock will be fully paid and nonassessable.

                        DESCRIPTION OF DEPOSITARY SHARES

     We may, at our option, elect to offer fractional shares of preferred stock, rather than full shares of preferred stock. If we exercise this option, we will issue to the public receipts for depositary shares, and each of these depositary shares will represent a fraction, as set forth in the applicable prospectus supplement, of a share of a particular series of preferred stock.

     The shares of any series of preferred stock underlying the depositary shares will be deposited under a deposit agreement between us and a bank or trust company selected by us.

     Subject to the terms of the deposit agreement, each owner of a depositary share will be entitled, in proportion to the applicable fraction of a share of preferred stock underlying that depositary share, to all the rights and preferences of the preferred stock underlying that depositary share. Those rights include dividend, voting, redemption and liquidation rights.

     The depositary shares will be evidenced by depositary receipts issued pursuant to the deposit agreement. Depositary receipts will be distributed to those persons purchasing the fractional shares of preferred stock underlying the depositary shares, in accordance with the terms of the offering. Copies of the deposit agreement and depositary receipt will be filed with the SEC in connection with the offering of specific depositary shares.

DIVIDENDS AND OTHER DISTRIBUTIONS

     The depositary will distribute all cash dividends or other cash distributions received with respect to the preferred stock to the record holders of depositary shares relating to the preferred stock in proportion to the number of depositary shares owned by those holders.

     If there is a distribution other than in cash, the depositary will distribute property received by it to the record holders of depositary shares that are entitled to receive the distribution, unless the depositary determines that it is not feasible to make the distribution. If this occurs, the depositary may, with our approval, sell the property and distribute the net proceeds from the sale to the applicable holders.

REDEMPTIONS OF DEPOSITARY SHARES

     If a series of preferred stock represented by depositary shares is subject to redemption, the depositary shares will be redeemed from the proceeds received by the depositary resulting from the redemption, in whole or in part, of that series of preferred stock held by the depositary. The redemption price per depositary share will be equal to the applicable fraction of the redemption price per share payable with respect to that series of the preferred stock.

     Whenever we redeem shares of preferred stock that are held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing the shares of preferred stock so redeemed. If fewer than all the depositary shares are to be redeemed, the depositary will select the depositary shares to be redeemed by lot or pro rata, as the depositary may determine.

VOTING THE PREFERRED STOCK

     Upon receipt of notice of any meeting at which the holders of the preferred stock are entitled to vote, the depositary will mail the information contained in the notice to the record holders of the depositary shares underlying the preferred stock. Each record holder of the depositary shares on the record date (which will be the same date as the record date for the preferred stock) will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the amount of the preferred stock represented by the holder's depositary shares. The depositary will then try, as far as practicable, to vote the number of shares of preferred stock underlying those depositary shares in accordance with these instructions, and we agree to take all actions deemed necessary by the depositary to enable the depositary to do so. The depositary will not vote the shares of preferred stock to the extent it does not receive specific instructions from the holders of depositary shares underlying the preferred stock.

AMENDMENT AND TERMINATION OF THE DEPOSITARY AGREEMENT

     The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may at any time be amended by agreement between us and the depositary. However, any amendment which materially and adversely alters the rights of the holders of depositary shares will not be effective unless the holders of at least a majority of the depositary shares then outstanding approve the amendment. We or the depositary may terminate the deposit agreement only if (a) all outstanding depositary shares have been redeemed or (b) there has been a final distribution of the underlying preferred stock in connection with our liquidation, dissolution or winding up and the preferred stock has been distributed to the holders of depositary receipts.

CHARGES OF DEPOSITARY

     We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will also pay charges of the depositary in connection with the initial deposit of the preferred stock and any redemption of the preferred stock. Holders of depositary receipts will pay other transfer and other taxes and governmental charges and those other charges, including a fee for the withdrawal of shares of preferred stock upon surrender of depositary receipts, as are expressly provided in the deposit agreement to be for their accounts.

MISCELLANEOUS

     The depositary will forward to holders of depositary receipts all reports and communications from us that we deliver to the depositary and that we are required to furnish to the holders of the preferred stock.

     Neither we nor the depositary will be liable if either of us is prevented or delayed by law or any circumstance beyond our control in performing our respective obligations under the deposit agreement. Our obligations and those of the depositary will be limited to performance in good faith of our respective duties under the deposit agreement. Neither we nor they will be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or preferred stock unless satisfactory indemnity is furnished. We and the depositary may rely upon written advice of counsel or accountants, or upon information provided by persons presenting preferred stock for deposit, holders of depositary receipts or other persons believed to be competent and on documents believed to be genuine.

RESIGNATION AND REMOVAL OF DEPOSITARY

     The depositary may resign at any time by delivering notice to us of its election to resign. We may remove the depositary at any time. Any resignation or removal will take effect upon the appointment of a successor depositary and its acceptance of the appointment. We must appoint the successor depositary within 60 days after delivery of the notice of resignation or removal.

                         DESCRIPTION OF DEBT SECURITIES

     This section describes the general terms and provisions of the debt securities that we may issue under the shelf registration statement. The following description highlights the general terms and provisions of the debt securities. The summary is not complete. The prospectus supplement will describe the specific terms of the debt securities offered by that prospectus supplement, and may update or change some of the information below.

     We may issue debt securities either separately or together with, or upon the conversion of, or in exchange for, other securities. Unless we specify otherwise in the applicable prospectus supplement, any debt securities we offer will be our direct, unsecured general obligations. The debt securities will either be senior debt securities or subordinated debt securities. The senior debt securities will rank equally with all of our other senior and unsubordinated debt. The subordinated debt securities will have a junior position to all of our senior debt securities.

     We may issue the debt securities in one or more series. We will issue debt securities under an "indenture" to be entered into by us and a "trustee" qualified under the Trust Indenture Act of 1939. Senior debt securities will be issued under a "senior indenture" and subordinated debt securities will be issued under a "subordinated indenture." (The senior indenture and the subordinated indenture are referred to together as the "indentures.") The related indenture will be supplemented (each supplement referred to as a "supplemental indenture") with respect to each series of debt securities we issue. The name of the trustee for each indenture will be set forth in the applicable prospectus supplement.

     The indentures and each supplemental indenture will be included or incorporated by reference as exhibits to the registration statement of which this prospectus is a part. You should read the related indenture and any supplemental indenture for provisions that may be important to you. You should also read the related prospectus supplement, which will contain additional information about the particular debt securities and which may update or change the information below.

     The indentures will be subject to and governed by the Trust Indenture Act.

SPECIFIC TERMS OF EACH SERIES OF DEBT SECURITIES IN THE PROSPECTUS SUPPLEMENT

     The applicable prospectus supplement will describe the terms of any debt securities being offered, including:

     o  the designation and aggregate principal amount;

     o  the maturity date;

     o the interest rate, if any, and the method for calculating the interest rate;

     o the interest payment dates and the record dates for the interest payments;

     o any mandatory or optional redemption terms or prepayment, conversion, sinking fund or exchangeability or convertibility provisions;

     o  any subordination provisions relating to the debt securities;

     o  the places where the principal and interest will be payable;

     o  the denominations the debt securities will be issued in;

     o whether the debt securities will be issued in the form of global securities or certificates;

     o additional provisions, if any, relating to the defeasance and covenant defeasance of the debt securities;

     o  any applicable material federal tax consequences;

     o  the dates on which a premium, if any, will be payable;

     o our right, if any, to defer payment of interest and the maximum length of such deferral period;

     o  any listing on a securities exchange;

     o if convertible into common stock, the terms on which such debt securities are convertible;

     o the terms of each guarantee of the payment of principal, interest and any premium on debt securities of the series;

     o the terms, if any, of the transfer, mortgage, pledge, or assignment as security for the debt securities of the series of any properties, assets, moneys, proceeds, securities or other collateral, including whether certain provisions of the Trust Indenture Act are applicable, and any corresponding changes to provisions of the indenture as currently in effect;

     o  the initial public offering price; and

     o other specific terms, including covenants and the events of default provided for with respect to the debt securities.

     Debt securities may bear interest at a fixed rate or a floating rate, or may not bear interest. Debt securities bearing no interest or interest at a rate that at the time of issuance is below the prevailing market rate may be sold at a discount (which may be significant) below their stated principal amount. We will describe in the applicable prospectus supplement special United States federal income tax considerations applicable to any discounted debt securities or to debt securities issued at par that are treated as having been issued at a discount for United States federal income tax purposes.

COVENANTS

     With respect to each series of debt securities, we will be required to:

     o pay the principal, interest and any premium on the debt securities when due;

     o  maintain a place of payment;

     o deliver a report to the trustee at the end of each fiscal year reviewing our obligations under the indenture; and

     o deposit sufficient funds with any paying agent on or before the due date for any principal, interest or any premium.

     In addition, the supplemental indenture for any particular series of debt securities may contain covenants limiting:

     o the incurrence of additional debt (including guarantees) by us and our subsidiaries;

     o  the making of certain payments by us and our subsidiaries;

     o  the issuance of other securities by our subsidiaries;

     o  a change of control;

     o  certain mergers and consolidations involving us and our subsidiaries;

     o  our business activities and those of our subsidiaries;

     o  asset dispositions;

     o  the incurrence of liens; and

     o  transactions with our subsidiaries and other affiliates.

     We will describe any additional covenants in the applicable prospectus supplement.

RANKING; SUBORDINATION

     Unless we specify otherwise in the applicable prospectus supplement, the debt securities will not be secured by any of our property or assets. Accordingly, your ownership of debt securities means you will be one of our unsecured creditors.

     Under the subordinated indenture, payment of the principal, interest and any premium on the subordinated debt securities will generally be subordinated and junior in right of payment to the prior payment in full of all of our senior debt. The subordinated indenture will provide that we may not make payments of principal, interest and any premium on the subordinated debt securities in the event:

     o of any insolvency, bankruptcy or similar proceeding involving us or our property; or

     o we fail to pay the principal, interest, any premium or any other amounts on any senior debt when such amounts are due.

     The subordinated indenture may not limit the amount of senior debt that we may incur.

     Our "senior debt" for purposes of the subordinated indenture will include all notes or other unsecured evidences of indebtedness, including guarantees given by us, for money borrowed by us, not expressly subordinate or junior or right in payment to our other indebtedness.

CONVERTIBLE DEBT SECURITIES

     We may issue debt securities from time to time that are convertible into our common stock. If you hold convertible debt securities, you will be permitted at certain times specified in the applicable prospectus supplement to convert your debt securities into common stock for a specified price. We will describe the conversion price (or the method for determining the conversion price) and the other terms applicable to conversion in the applicable prospectus supplement.

GUARANTEES

     One or more of our subsidiaries, as guarantors, will, jointly and severally, fully and unconditionally guarantee our obligations under the debt securities on an equal and ratable basis subject to the limitation described in the next paragraph. In addition, any supplemental indenture may require us to cause any domestic entity that becomes one of our subsidiaries after the date of any supplemental indenture to enter into a supplemental indenture pursuant to which such subsidiary shall agree to guarantee our obligations under the debt securities. If we default in payment of the principal, interest or any premium on such debt securities, the guarantors, jointly and severally, will be unconditionally obligated to duly and punctually make such payments.

     Each guarantor's obligations will be limited to the maximum amount that (after giving effect to all other contingent and fixed liabilities of such guarantor and any collections from, or payments made by or on behalf of, any other guarantors) will result in the obligations of such guarantor under the guarantee not constituting a fraudulent conveyance or fraudulent transfer under Federal or state law. Each guarantor that makes a payment or distribution under its guarantee shall be entitled to contribution from each other guarantor in a pro rata amount based on the net assets of each guarantor.

     Guarantees of senior debt securities (including the payment of principal, interest and any premium on such debt securities) will rank pari passu in right of payment with all other unsecured and unsubordinated indebtedness of the guarantor and will rank senior in right of payment to all subordinated indebtedness of such guarantor. Guarantees of subordinated debt securities will generally be subordinated and junior in right of payment to the prior payment in full of all senior indebtedness of the guarantor.

     The prospectus supplement for a particular issue of debt securities will describe the subsidiary guarantors and any additional material terms of the guarantees.

REGISTRATION, TRANSFER, PAYMENT AND PAYING AGENT

     We may issue the debt securities in registered form without coupons or in the form of one or more global securities, as described below under the heading "Global Securities." Unless we specify otherwise in the prospectus supplement, registered securities will be issued only in denominations of $1,000 or any integral multiple of $1,000. Global securities will be issued in a denomination equal to the total principal amount of outstanding debt securities of the series represented by the global security.

     You may present registered securities for exchange or transfer at the corporate trust office of the trustee or at any other office or agency maintained by us for such purpose, without payment of any service charge except for any tax or governmental charge.

     We will pay principal and any premium and interest on registered securities at the corporate trust office of the trustee or at any other office or agency maintained by us for such purpose. We may choose to make any interest payment on a registered security (1) by check mailed to the address of the holder as such address shall appear in the register or (2) if provided in the prospectus supplement, by wire transfer to an account maintained by the holder as specified in the register. We will make interest payments to the person in whose name the debt security is registered at the close of business on the day we specify.

GLOBAL SECURITIES

     We may issue the debt securities in whole or in part in the form of one or more global securities. A global security is a security, typically held by a depositary such as the Depository Trust Company, that represents the beneficial interests of a number of purchasers of such security. We may issue the global securities in either registered or bearer form and in either temporary or permanent form. We will deposit global securities with the depositary identified in the prospectus supplement. Unless it is exchanged in whole or in part for debt securities in definitive form, a global certificate may generally be transferred only as a whole unless it is being transferred to certain nominees of the depositary.

     We will describe the specific terms of the depositary arrangement with respect to a series of debt securities in a prospectus supplement. We expect that the following provisions will generally apply to depositary arrangements.

     After we issue a global security, the depositary will credit on its book-entry registration and transfer system the respective principal amounts of the debt securities represented by such global security to the accounts of persons that have accounts with such depositary ("participants"). The underwriters or agents participating in the distribution of the debt securities will designate the accounts to be credited. If we offer and sell the debt securities directly or through agents, either we or our agents will designate the accounts. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary and its participants.

     We and the trustee will treat the depositary or its nominee as the sole owner or holder of the debt securities represented by a global security. Except as set forth below, owners of beneficial interests in a global security will not be entitled to have the debt securities represented by such global security registered in their names, will not receive or be entitled to receive physical delivery of such debt securities in definitive form and will not be considered the owners or holders of the debt securities. The laws of some states require that certain purchasers of securities take physical delivery of the securities. Such laws may impair the ability to transfer beneficial interests in a global security.

     Principal, any premium and any interest payments on debt securities represented by a global security registered in the name of a depositary or its nominee will be made to such depositary or its nominee as the registered owner of such global security.

     We expect that the depositary or its nominee, upon receipt of any payments, will immediately credit participant's accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the depositary's or its nominee's records. We also expect that payments by participants to owners of beneficial interests in the global security will be governed by standing instructions and customary practices, as is the case with the securities held for the accounts of customers registered in "street names" and will be the responsibility of such participants.

     If the depositary is at any time unwilling or unable to continue as depositary and we do not appoint a successor depositary within ninety days, we will issue individual debt securities in exchange for such global security. In addition, we may at any time in our sole discretion determine not to have any of the debt securities of a series represented by global securities and, in such event, will issue debt securities of such series in exchange for such global security.

     Neither we, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. No such person will be liable for any delay by the depositary or any of its participants in identifying the owners of beneficial interests in a global security, and we, the trustee and any paying agent may conclusively rely on instructions from the depositary or its nominee for all purposes.

CONSOLIDATION, MERGER OR SALE OF ASSETS

     The indentures will generally permit a consolidation or merger between us and another corporation or other entity. They will also permit the sale or lease by us of all or substantially all of our property and assets. If this happens, the remaining or acquiring corporation or other entity shall assume all of our responsibilities and liabilities under the indentures, including the payment of all amounts due on the debt securities and performance of the covenants in the indentures.

     We will only be permitted to consolidate or merge with or into any other entity or sell all or substantially all of our assets according to the terms and conditions of the indentures and any supplemental indentures. The remaining or acquiring entity will be substituted for us in the indentures and any supplemental indentures with the same effect as if it had been an original party thereto. Thereafter, the successor entity may exercise our rights and powers under the indentures, in our name or in its own name. Any act or proceeding required or permitted to be done by our board of directors or any of our officers may be done by the board of officers of the successor entity. If we consolidate or merge with or into any other entity or sell all or substantially all of our assets, we shall be released from all our liabilities and obligations under the indentures and under the debt securities.

EVENTS OF DEFAULT

     Unless we state otherwise in an applicable prospectus supplement, an "event of default" with respect to each series of debt securities means any of the following:

     o  failure to pay interest on any debt security of that series for 30 days;

     o failure to pay the principal or any premium on any debt security of that series when due;

     o  failure to deposit any sinking fund payment when due;

     o failure to comply with the provisions of the related indenture or any supplemental indenture relating to consolidations, mergers and sales of assets;

     o failure to perform any other covenant with respect to that series in the related indenture or any supplemental indenture that continues for 60 days after being given written notice;

     o certain events in bankruptcy, insolvency or reorganization of us or a significant subsidiary;

     o the entry of a judgment in excess of the amount specified in the related indenture or any supplemental indenture against us or such significant subsidiary which is not covered by insurance and not discharged, waived or stayed; or

     o any other event of default included in the related indenture or any supplemental indenture.

     An event of default for a particular series of debt securities does not necessarily constitute an event of default for any other series of debt securities.

     The consequences of an event of default, and the remedies available under the indentures or any supplemental indentures, will vary depending upon the type of event of default that has occurred.

     If an event of default relating to certain events in bankruptcy, insolvency or reorganization of us or a significant subsidiary occurs and continues, the entire principal of all the debt securities of all series will be due and payable immediately.

     If any other event of default for any series of debt securities occurs and continues, the trustee or the holders of a specified percentage of the aggregate principal amount of the debt securities of the series may declare the entire principal of all the debt securities of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a majority of the aggregate principal amount of the debt securities of that series can void the declaration. The trustee may withhold notice to the holders of debt securities of any default (except in the payment of principal or interest or in the making of any sinking fund payment) if it considers such withholding of notice to be in the interests of the holders.

     Other than its duties in case of a default, a trustee is not obligated to exercise any of its rights or powers under the indentures or any supplemental indentures at the request, order or direction of any holders, unless the holders offer the trustee reasonable indemnity. If they provide this reasonable indemnification, the holders of a specified percentage of the aggregate principal amount of any series of debt securities may direct the time, method and place of conducting any proceeding or any remedy available to the trustee, or exercising any power conferred upon the trustee, for any series of debt securities.

     No holder of any debt security can institute any action or proceeding with respect to an indenture or any supplemental indenture unless the holder gives written notice of an event of default to the trustee, the holders of a specified percentage of the aggregate principal amount of the outstanding debt securities of the applicable series shall have requested the trustee to institute the action or proceeding and has appropriately indemnified the trustee, and the trustee has failed to institute the action or proceeding within a specified time period.

DISCHARGING OUR OBLIGATIONS

     Except as may otherwise be set forth in any prospectus supplement, we may choose to either discharge our obligations on the debt securities of any series in a "legal defeasance" or release ourselves from our covenant restrictions on the debt securities of any series in a "covenant defeasance." We may do so at any time prior to the stated maturity or redemption of the debt securities of the series if, among other conditions:

     o we deposit with the trustee sufficient cash or U.S. government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or redemption date of the debt securities of the series; and

     o we provide an opinion of our counsel that holders of the debt securities will not be affected for U.S. federal income tax purposes by the defeasance.

     If we choose the legal defeasance option, holders of the debt securities of that series will not be entitled to the benefits of the related indenture except for registration of transfer and exchange of debt securities, replacement of lost, stolen or mutilated debt securities, any required conversion or exchange of debt securities, any required sinking fund payments and receipt of principal and interest on the original stated due dates or specified redemption dates.

MODIFICATION AND WAIVER

     Unless we state otherwise in the applicable prospectus supplement, the indentures and each supplemental indenture will provide that we and the trustee may enter into supplemental indentures without the consent of the holders of debt securities to:

     o  secure the debt securities;

     o  evidence the assumption of our obligations by a successor entity;

     o add covenants or events of default for the protection of the holders of any debt securities;

     o  establish the form or terms of debt securities of any series;

     o provide for uncertificated securities in addition to certificated securities (so long as the uncertificated securities are in registered form for tax purposes);

     o  evidence the acceptance of appointment by a successor trustee;

     o in the case of subordinated debt securities, to make any change to the provisions of the subordinated indenture relating to subordination that would limit or terminate the benefits available to any holder of senior debt under such provisions;

     o cure any ambiguity or correct any inconsistency in the indenture or amend the indenture in any other manner which we may deem necessary or desirable, if such action will not adversely affect the interests of the holders of debt securities; or

     o make any change to comply with any requirement of the Securities and Exchange Commission relating to the qualification of the indenture under the Trust Indenture Act of 1939.

     Unless we state otherwise in the applicable prospectus supplement, each indenture and any supplemental indenture will also contain provisions permitting us and the trustee to modify the provisions of the indenture and any supplemental indenture or modify in any manner the rights of the holders of the debt securities of each such series if we obtain the consent of the holders of a majority in outstanding principal amount of debt securities of all affected series (voting as a single class). However, if you hold debt securities, we must get your consent to make any change that would:

     o  extend the final maturity of your debt securities;

     o  reduce the principal amount of your debt securities;

     o reduce or alter the method of computation of any amount payable in respect of interest on your debt securities;

     o  extend the time for payment of interest on your debt securities;

     o reduce or alter the method of computation of any amount payable on redemption of your debt securities;

     o  extend the time for any redemption payment on your debt securities;

     o  reduce the amount payable upon acceleration of your debt securities;

     o in the case of subordinated debt securities, make any change in the subordination provisions of the subordinated indenture that adversely affects your rights under such provisions;

     o impair your right to institute suit for the enforcement of any conversion or any payment on any of your debt securities when due or materially and adversely affect any of your conversion rights; or

     o reduce the percentage in principal amount of debt securities of a series required to make other modifications to the indenture.

THE TRUSTEE

     The Trust Indenture Act contains limitations on the rights of the trustee under an indenture, should it become a creditor of ours, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The trustee is permitted to engage in other transactions with us and our subsidiaries from time to time, provided that if the trustee acquires any conflicting interest it must eliminate such conflict upon the occurrence of an event of default under the related indenture, or else resign.

GOVERNING LAW

     The indentures and the debt securities will be governed by and construed in accordance with the laws of the State of New York.

                              SELLING STOCKHOLDERS

     In addition to covering the offering of common stock by us, this prospectus covers the offering for resale of common stock by the selling stockholders. This includes shares owned by our largest stockholders, Highwood Partners, L.P. and Westgate International, L.P., should they decide to sell some of their shares.

     The prospectus supplement for any offering of the common stock by selling stockholders will include the following information:

     o  the names of the selling stockholders;

     o the nature of any position, office or other material relationship which any of the selling stockholders will have had during the prior three years with us or any of our predecessors or affiliates;

     o  the number of shares held by each of the selling stockholders;

     o the percentage of the common stock held by each of the selling stockholders; and

     o the number of shares of the common stock offered by each of the selling stockholders.

                              PLAN OF DISTRIBUTION

DISTRIBUTIONS BY THE COMPANY

     We may sell the securities offered by this prospectus directly to one or more purchasers or to or through agents, underwriters or dealers.

     In the accompanying prospectus supplement we will identify or describe:

     o  any underwriters, dealers or agents;

     o  their compensation;

     o  the net proceeds to be received by us;

     o  the purchase price of the securities;

     o  the initial public offering price of the securities; and

     o  any exchange on which the securities are listed.

     AGENTS. We may designate agents who agree to use their easonable efforts to solicit purchases for the period of their appointment to sell securities on a continuing basis.

     UNDERWRITERS. If we use underwriters for a sale of securities, the underwriters will acquire the securities for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

     DIRECT SALES. We may also sell securities directly to one or more purchasers without using underwriters or agents.

     Underwriters, dealers, and agents that participate in the distribution of the securities may be underwriters as defined in the Securities Act of 1933, and any discounts or commissions they receive from us and any profit on their resale of the debt securities may be treated as underwriting discounts and commissions under the Securities Act. We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act. Underwriters, dealers and agents may engage in transactions with or perform services for us in the ordinary course of their businesses.

DISTRIBUTIONS BY SELLING STOCKHOLDERS

     The selling stockholders may sell shares of our common stock directly, through broker-dealers acting as principal or agent or pursuant to a distribution by one or more underwriters on a firm commitment or best effort basis. The selling stockholders may sell all or part of their shares in one or more transactions at prices at or related to the then-current market price or at negotiated prices. The selling stockholders will determine the specific offering price of the shares from time to time that, at that time, may be higher or lower than the market price of our common stock on the Nasdaq National Market.

     To the extent required by a particular offering in a prospectus supplement or, if appropriate, a post-effective amendment, we will set forth:

     o  any underwriters, dealers or agents;

     o  their compensation;

     o  the number of shares of common stock to be sold; and

     o  the public offering price of the shares of common stock to be sold.

     The applicable prospectus supplement will also set forth the extent to which we will have agreed to bear fees and expenses of the selling stockholders in connection with the registration of the common stock being offered hereby by them. We may, if so indicated in the applicable prospectus supplement, agree to indemnify selling stockholders against certain civil liabilities, including liabilities under the Securities Act.

     In connection with any underwritten offering, underwriters and their agents may receive compensation in the form of discounts, commissions or concessions from the selling stockholders or from purchasers of shares for whom they act as agents. Underwriters may sell shares to or through dealers, and such dealers may receive compensation in the form of discounts, commissions or concessions from the underwriters and/or commissions from the purchasers for whom they may act as agents. The selling stockholders and any underwriters, dealers or agents participating in the distribution of the shares of our common stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and any profit from the sale of such shares by the selling stockholders and any compensation received by any underwriter, broker-dealer or agent may be deemed to be underwriting discounts under the Securities Act.

                                  LEGAL MATTERS

     The validity of the securities offered by this prospecus will be passed upon for us by Jones, Walker, Waechter, Poitevent, Carrere & Denegre, L.L.P., New Orleans, Louisiana and for any underwriters, dealers or agents by counsel which we will name in the applicable prospectus supplement.

                                     EXPERTS

     The financial statements incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent certified public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

           We provide marine construction services to the offshore oil and gas industry. We operate primarily in the US Gulf of Mexico, and have recently expanded our operations to offshore Mexico and Central and
       South America. Our marine fleet consists of eleven vessels, ten of which are currently operational. We have also established
        alliances and joint ventures with selected offshore service and energy companies to broaden the range of services we offer our customers, participate in the ultra-deepwater market and
         expand our operations internationally. The primary services we provide include: installing pipelines and smaller diameter rigid and coiled-line pipe in water depths up to 850 feet; providing pipebury, hook-up and commissioning services; and installing production platforms and other structures, and then abandoning and salvaging them at the end of their life cycles.

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                                4,800,000 Shares

                             HORIZON OFFSHORE, INC.

                                  Common Stock

                                 [HORIZON LOGO]

                               ------------------

                              PROSPECTUS SUPPLEMENT

                                FEBRUARY 15, 2001

                               ------------------

                              SALOMON SMITH BARNEY

                                  RAYMOND JAMES

                          MORGAN KEEGAN & COMPANY, INC.

                                SIMMONS & COMPANY
                                  INTERNATIONAL

================================================================================